Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161858

SUPPLEMENT DATED JANUARY 15, 2010

(To Proxy Statement/Prospectus Dated November 3, 2009)

ADDITIONAL CASH CONSIDERATION OF $0.15 PER SHARE

DATE OF RECONVENED SPECIAL MEETING: FEBRUARY 17, 2010

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

YOUR VOTE IS VERY IMPORTANT

Dear On2 Stockholder:

On November 5, 2009 and December 11, 2009, On2 Technologies, Inc., or On2, mailed to On2 stockholders of record as of October 20, 2009 and December 3, 2009, respectively, a definitive proxy statement/prospectus, dated November 3, 2009, relating to a special meeting of On2’s stockholders called for the purpose of considering and voting upon the adoption of the Agreement and Plan of Merger, dated as of August 4, 2009 (the “merger agreement”), by and among On2, Google Inc., or Google, and Oxide Inc., a direct, wholly owned subsidiary of Google, as well as the adjournment of the special meeting, if necessary, to solicit additional proxies.

I am pleased to report that on January 7, 2010, On2 and Google entered into Amendment No. 1 to Agreement and Plan of Merger, dated as of January 7, 2010 (the “amendment”), by and among On2, Google, Oxide Inc. and Oxide LLC, a direct, wholly owned subsidiary of Google, which taken together with the merger agreement is referred to as the “amended merger agreement.” The primary purpose of the amendment is to provide On2 stockholders with an additional $0.15 in cash for each share of On2 Common Stock held by them. As a result, under the amended merger agreement, each share of On2 Common Stock you hold will now be converted into the right to receive a combination of (a) $0.15 in cash (the “cash consideration”), (b) 0.0010 of a share of Google Class A Common Stock (the “stock consideration”) and (c) cash payable in lieu of any fractional shares of Google Class A Common Stock (which taken together with the cash consideration and the stock consideration, is referred to as the “merger consideration”).

Google agreed to this additional cash consideration in partial recognition of the fact that, since the proposed merger was first announced in August 2009, the market value of Google Class A Common Stock has increased significantly while the value of the acquisition had remained constant for On2 stockholders until the exchange ratio became fixed at 0.0010 of a share of Google Class A Common Stock. In connection with this amendment, Google also announced that the additional cash consideration constitutes Google’s final offer.

Pursuant to the terms of the amended merger agreement, the stock consideration exchange ratio of 0.0010 is fixed and will not be adjusted for changes in the market prices of either On2 Common Stock or Google Class A Common Stock. As a result, the dollar value of the merger consideration that an On2 stockholder will receive upon completion of the merger will depend upon the market value of Google Class A Common Stock at the time of closing of the merger, and such dollar value may be different from and higher or lower than the dollar value of the merger consideration calculated as of the date of this supplement. Accordingly, you should obtain current stock price quotations for Google Class A Common Stock. Google Class A Common Stock is quoted on The Nasdaq Global Select Market under the symbol “GOOG.” On January 14, 2010, the last trading day before the date of this supplement, the closing price of Google Class A Common Stock was $589.85 per share.

We cannot complete the merger unless On2’s stockholders adopt the amended merger agreement, referred to herein as the merger proposal. On2 will reconvene its special meeting of stockholders to consider the merger proposal on February 17, 2010. Such special meeting was originally convened on December 18, 2009 and adjourned to December 23, 2009 before being further adjourned with the approval of On2 stockholders at the December 23, 2009 meeting. The further adjourned special meeting will be reconvened at the Comfort Suites at 7 Northside Drive, Clifton Park, NY 12065, at 4:00 p.m., local time, on Wednesday, February 17, 2010. Your vote is important. Regardless of whether you plan to attend the reconvened special meeting, and if you have not already submitted a proxy, please take the time to submit a proxy in accordance with the instructions contained in the definitive proxy statement/prospectus, dated November 3, 2009, which is included herewith, to have your shares voted at the reconvened special meeting. Failing to vote on the merger proposal will have the same effect as voting against the merger proposal.

For your convenience, we have enclosed a new proxy card with this supplement. On2’s board of directors has set a new record of January 15, 2010 for determining the On2 stockholders entitled to notice of and to vote at the reconvened special meeting. If you have already delivered a properly executed proxy and do not wish to change your vote, you do not need to do anything. If you have not previously voted or if you wish to revoke or change your vote, please complete, date, sign and return the enclosed proxy card or submit a proxy by telephone or via the internet using the instructions on the enclosed proxy card. If you hold your stock in “street name” through a bank, broker or other nominee, please direct your bank, broker or other nominee to vote in accordance with the instructions you have received from your bank, broker or other nominee. Your cooperation in voting your shares will be greatly appreciated.

On2’s board of directors recommends that On2 stockholders vote FOR the merger proposal and the adjournment proposal.

This supplement contains additional information about On2, Google and the amended merger agreement. We urge you to read this supplement, including the amendment, attached as Annex S-A to this supplement, carefully and in its entirety. We also urge you, if you have not done so already, to read the definitive proxy statement/prospectus, dated November 3, 2009, which is included herewith and which includes a copy of the merger agreement attached as Appendix A thereto, carefully and in its entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 20 of the definitive proxy statement/prospectus and “Update to Risk Factors” beginning on page S-13 of this supplement. You also can obtain information about Google and On2 from documents that each has filed with the Securities and Exchange Commission.

If you have any questions about the proposed merger, the amended merger agreement or about how to vote your shares, please call On2’s proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-456-3488 or internationally at +1 (412) 232-3565.

On behalf of On2’s board of directors, I thank you for your cooperation and continued support.

Sincerely,

/s/ Matthew Frost

Matthew Frost

Interim Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this supplement and the definitive proxy statement/prospectus, or the securities to be issued in connection with the merger, or determined if this supplement and the definitive proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This supplement is dated January 15, 2010, and is first being mailed to On2 stockholders on or about January 19, 2010.

On2 Technologies, Inc.

3 Corporate Drive, Suite 100

Clifton Park, NY 12065

NOTICE OF RECONVENED SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON WEDNESDAY, FEBRUARY 17, 2010

To the Stockholders of On2 Technologies, Inc.:

On2 Technologies, Inc. will reconvene its special meeting of stockholders, previously convened and adjourned on December 18, 2009, and reconvened and further adjourned on December 23, 2009, on Wednesday, February 17, 2010 at 4:00 p.m. local time at the Comfort Suites in Venetian Room II at 7 Northside Drive, Clifton Park, NY 12065 to consider and vote upon the following proposals:

1.	To adopt the Agreement and Plan of Merger, dated as of August 4, 2009 (the “merger agreement”), by and among On2 Technologies, Inc., Google Inc. and Oxide Inc., as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 7, 2010 (the “amendment”), by and among On2 Technologies, Inc., Google Inc., Oxide Inc. and Oxide LLC (the “merger proposal”). A copy of the amendment is attached as Annex S-A to this supplement and a copy of the merger agreement is included as Appendix A to the definitive proxy statement/prospectus, dated November 3, 2009, which is included herewith.

2.	If submitted to a vote, to approve the adjournment of the reconvened special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the reconvened special meeting to approve the merger proposal (the “adjournment proposal”).

Only On2 stockholders of record as of the close of business on January 15, 2010 are entitled to notice of and to vote at the reconvened special meeting and at any adjournment of the reconvened special meeting.

If you previously submitted a proxy for the special meeting of stockholders that was convened and adjourned on December 18, 2009, and reconvened and further adjourned on December 23, 2009, which proxy has not subsequently been revoked, and are a holder of record as of the close of business on January 15, 2010, On2 intends to vote your proxy at the reconvened special meeting in the manner specified. If you have not previously voted or if you wish to revoke or change your vote, we urge you to complete, sign, date and promptly mail your enclosed proxy card or cast your vote in person or by delivering your proxy via telephone or via the internet using the instructions on the proxy card.

All On2 stockholders of record as of the close of business on January 15, 2010 are cordially invited to attend the reconvened special meeting in person. However, to assure that your shares of On2 Common Stock are voted in case you cannot attend, you are urged to submit a proxy to have your shares voted at the reconvened special meeting by (i) completing, signing, dating and promptly returning the enclosed proxy card, (ii) using the telephone number on your proxy card and following the recorded instructions or (iii) using the internet voting instructions on your proxy card. If you hold your stock in “street name” through a bank, broker or other nominee, please direct your bank, broker or other nominee to vote in accordance with the instructions you have received from your bank, broker or other nominee. Submitting a proxy will not prevent you from voting in person, but it will allow us to avoid additional solicitation costs. Any stockholder of record as of the January 15, 2010 record date who is present at the reconvened special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the reconvened special meeting in the manner described in the definitive proxy statement/prospectus.

On2’s board of directors, after careful consideration, (i) has approved the amended merger agreement, including the merger and the other transactions contemplated thereby, (ii) has determined that the terms of the merger and the other transactions contemplated by the amended merger agreement are advisable, fair to and in the best interests of On2 and its stockholders, (iii) recommends that On2 stockholders vote “FOR” the merger proposal and (iv) recommends that On2 stockholders vote “FOR” the adjournment proposal.

Adoption of the merger proposal requires approval of the holders of a majority of the issued and outstanding shares of On2 Common Stock entitled to vote thereon. In the event that there are not sufficient votes to adopt the merger proposal at the time of the reconvened special meeting, the reconvened special meeting will be adjourned in order to permit further solicitation by On2 if the adjournment proposal is approved at the reconvened special meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Sincerely,

/s/ Matthew Frost

Matthew Frost

Interim Chief Executive Officer

January 15, 2010

YOUR VOTE IS VERY IMPORTANT

Whether or not you plan to attend the reconvened special meeting, please complete, sign, date and promptly mail your enclosed proxy card. You may also deliver your proxy via telephone, using the telephone number on your enclosed proxy card and following the recorded instructions, or via the internet by following the instructions on your proxy card. If you prefer, you may also vote in person. If you hold your stock in “street name” through a bank, broker or other nominee, please direct your bank, broker or other nominee to vote in accordance with the instructions you have received from your bank, broker or other nominee.

If you previously submitted a proxy for the special meeting of stockholders that was convened and adjourned on December 18, 2009, and reconvened and further adjourned on December 23, 2009, which proxy has not subsequently been revoked, and are a holder of record as of the close of business on January 15, 2010, On2 intends to vote your proxy at the reconvened special meeting in the manner specified. Remember, if you (i) do not return your proxy card, (ii) do not vote your proxy via telephone or via the internet or (iii) abstain from voting, it will have the same effect as a vote against the merger proposal. You may revoke your proxy and vote in person if you decide to attend the reconvened special meeting.

If you have certificates representing shares of On2 Common Stock, please do not send your certificates to On2 at this time. If the amended merger agreement is adopted, you will be sent instructions regarding the surrender of your certificates to receive payment for your shares of On2 Common Stock.

No person has been authorized to give any information or to make any representations other than those contained in this supplement or in the attached definitive proxy statement/prospectus in connection with the solicitation of proxies made hereby, and, if given or made, such information or representation must not be relied upon as having been authorized by On2 or any other person.

If you have any questions or need assistance in voting your shares, please call On2’s proxy solicitor, Innisfree M&A Incorporated, toll-free at (877) 456-3488 if you are a stockholder, internationally at +1 (412) 232-3565 or collect at (212) 750-5833 if you are a bank or broker.

YOUR VOTE IS IMPORTANT. PLEASE PROMPTLY SUBMIT A PROXY TO HAVE YOUR SHARES VOTED AT THE RECONVENED SPECIAL MEETING, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE RECONVENED SPECIAL MEETING.

i

REFERENCES TO ADDITIONAL INFORMATION

This supplement to the definitive proxy statement/prospectus, referred to herein as this supplement, incorporates important business and financial information about Google and On2 from documents that are not included in or delivered with this supplement. On2 stockholders may obtain documents incorporated by reference in this supplement, other than certain exhibits to those documents, or filed as exhibits to the registration statement, as amended, of which this supplement is a part, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043 Attention: Investor Relations Telephone: (650) 253-0000	On2 Technologies, Inc. 3 Corporate Drive, Suite 100 Clifton Park, NY 12065 Attention: Investor Relations Telephone: (518) 348-0099

You will not be charged for any of these documents that you request. On2 stockholders requesting documents should do so by February 9, 2010 (which is five business days prior to the date of the reconvened special meeting) to ensure that you receive them before the reconvened special meeting.

See “Where You Can Find More Information” on page S-37 of this supplement.

ABOUT THIS SUPPLEMENT TO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS

This supplement, which forms a part of a registration statement on Form S-4, as amended, filed with the Securities and Exchange Commission, referred to herein as the SEC, by Google constitutes a supplement to the prospectus of Google under Section 5 of the Securities Act of 1933, as amended, referred to herein as the Securities Act, with respect to the shares of Google Class A Common Stock to be issued to On2 stockholders in connection with the proposed merger. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the reconvened special meeting of On2 stockholders to consider and vote upon the merger proposal and the adjournment proposal.

ii

iii

INTRODUCTION

The information provided in the definitive proxy statement/prospectus that was previously mailed to On2 stockholders of record as of October 20, 2009 and December 3, 2009, and which is also included herewith, is incorporated by reference into this supplement, except as described in the following sentence. To the extent information in this supplement differs from, updates or conflicts with information contained in the definitive proxy statement/prospectus, the information in this supplement governs.

UPDATE TO QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER

The following section provides brief answers to some of the more likely questions raised in connection with the amended merger agreement, the reconvened special meeting and the merger. This section is not intended to contain all of the information that is important to you. You are urged to read both this supplement and the definitive proxy statement/prospectus carefully, including the information incorporated by reference into, and the annexes and appendices to, this supplement and the definitive proxy statement/prospectus, which is included herewith.

Q:	Why are you sending me this supplement and a new proxy card?

A:	We are sending you this supplement and new proxy card because, on January 7, 2010, Google Inc., referred to herein as Google, and On2 Technologies, Inc., referred to herein as On2, entered into Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 7, 2010, referred to herein as the amendment to the merger agreement, by and among On2, Google, Oxide Inc. and Oxide LLC, a direct, wholly owned subsidiary of Google (taken together with the merger agreement, referred to herein as the amended merger agreement). This supplement describes the amendment to the merger agreement and provides important updates to the definitive proxy statement/prospectus, which is included herewith. A copy of the amendment to the merger agreement is attached as Annex S-A to this supplement. Google and On2 encourage you to read the amendment to the merger agreement in its entirety, and, if you have not done so already, to read the definitive proxy statement/prospectus in its entirety.

Q:	What are the significant changes in the amended merger agreement?

A:	The terms of the amendment to the merger agreement are described more fully beginning on page S-27. The amendment to the merger agreement increases the merger consideration that an On2 stockholder will have a right to receive after the closing of the merger to include cash consideration equal to $0.15 in cash per share of On2 Common Stock. The exchange ratio remains fixed at 0.0010, as determined under the merger agreement prior to its amendment.

Q:	What will happen in the merger as a result of the amendment to the merger agreement?

A:	Oxide Inc., a direct, wholly owned subsidiary of Google that is referred to herein as Sub I, will merge with and into On2, referred to herein as the merger, with On2 continuing as a direct, wholly owned subsidiary of Google. Upon completion of the merger, On2 Common Stock will cease trading on the NYSE Amex, and holders of On2 Common Stock will be entitled to receive the merger consideration for each outstanding share of On2 Common Stock held immediately prior to the merger. Promptly following the merger, On2 will merge with and into Oxide LLC, a direct, wholly owned subsidiary of Google that is referred to herein as Sub II, with Sub II continuing under the name “On2 Technologies LLC,” which, together with the merger, is referred to herein as the integrated merger.

Q:	What will On2 stockholders now receive in the merger?

A:

Upon completion of the merger, an On2 stockholder will now have the right to receive for each share of On2 Common Stock a combination of the (i) cash consideration, equal to $0.15 in cash and (ii) stock consideration, equal to 0.0010 of a share of Google Class A Common Stock per share of On2 Common Stock. The stock consideration exchange ratio of 0.0010 is now fixed. As a result, the actual per share value of the merger consideration, which will not be determined until immediately prior to the closing of the merger, may change due to fluctuations in the price of Google Class A Common Stock.

As was the case prior to amending the merger agreement, because no fractional shares of Google Class A Common Stock will be issued in connection with the merger, some On2 stockholders will not receive any shares of Google Class A Common Stock but only cash in lieu of any fractional shares (after aggregating all fractional shares of Google Class A Common Stock issuable to such stockholder), without interest, in connection with the merger. However, in light of the revised terms of the amended merger agreement, the amount that an On2 stockholder will receive with respect to such fractional shares will now be determined based on the volume weighted average trading price of a share of Google Class A Common Stock based on the sales price of every share of Google Class A Common Stock traded during the immediately preceding trading day prior to the closing of the merger, which is referred to in the amendment to the merger agreement as the trading price.

For illustrative purposes only, if the trading price were $600.00, a holder of 500 shares of On2 Common Stock would receive cash consideration consisting of $75.00 for the shares of On2 Common Stock (i.e., 500 x $0.15 = $75.00) and $300.00 in lieu of any fractional shares (i.e., 500 x 0.0010 = 0.50 shares; 0.50 x $600.00 = $300.00).

If the trading price were $600.00, a holder of 1,500 shares of On2 Common Stock would receive stock consideration consisting of one share of Google Class A Common Stock (i.e., 1,500 x 0.0010 = 1.5; 1.5 - 0.5 = 1.0 share), cash consideration consisting of $225.00 for the shares of On2 Common Stock (i.e., 1,500 x $0.15 = $225.00) and a cash payment of $300.00 in lieu of any fractional shares (i.e., 0.5 x $600.00 = $300.00).

If the trading price were $600.00, a holder of 5,000 shares of On2 Common Stock would receive stock consideration consisting of five shares of Google Class A Common Stock (i.e., 5,000 x 0.0010 = 5.0 shares), cash consideration consisting of $750.00 for the shares of On2 Common Stock (i.e., 5,000 x $0.15 = $750.00) and no cash payment in lieu of any fractional shares.

Q:	Does the On2 board of directors support the amended merger agreement?

A:	Yes. The On2 board of directors believes that the integrated merger and the other transactions contemplated by the amended merger agreement are in the best interests of On2 and its stockholders and recommends that On2 stockholders vote “FOR” adoption of the merger proposal.

Q:	When and where is the reconvened special meeting of stockholders?

A:	The reconvened special meeting of On2 stockholders will be held on February 17, 2010 at 4:00 p.m., local time, at the Comfort Suites in Venetian Room II at 7 Northside Drive, Clifton Park, NY 12065. You may attend the reconvened special meeting and vote your shares in person, rather than completing, signing, dating and returning your proxy or submitting your proxy via the telephone or internet.

Q:	What is the record date for the reconvened special meeting and why was it changed?

A:	The record date for determining who is entitled to notice of and to vote at the reconvened special meeting has been set as the close of business on January 15, 2010. As of the close of business on that day, 178,262,613 shares of On2 Common Stock were outstanding.

For a number of reasons, including the amount of time that will have elapsed between the originally scheduled special meeting on December 18, 2009 and the reconvened special meeting on February 17, 2010, the heavy trading volume since the previous December 3, 2009 voting record date, and the desire to provide those On2 stockholders who may have purchased shares since the December 3, 2009 voting record date the opportunity to vote those shares, On2’s board of directors believed it was in the best interest of On2’s stockholders to set a new record date for the reconvened special meeting. Accordingly, On2’s board has set the close of business on Friday, January 15, 2010 as the new record date for the reconvened special meeting.

Q:	What happens if I already submitted a proxy for the special meeting of stockholders previously convened and adjourned on December 18, 2009, and reconvened and further adjourned on December 23, 2009?

A:	If you (i) previously submitted a proxy for the special meeting of stockholders that was convened and adjourned on December 18, 2009, and reconvened and further adjourned on December 23, 2009, which proxy has not subsequently been revoked, and (ii) are a holder of record as of the close of business on January 15, 2010, On2 intends to vote those proxies at the reconvened special meeting in the manner specified and you do not need to do anything further. If you have not previously voted or if you wish to revoke or change your vote, we urge you to complete, sign, date and promptly mail your enclosed proxy card or cast your vote in person or by delivering your proxy via telephone or via the internet using the instructions on the proxy card and in the manner described in the definitive proxy statement/prospectus. A proxy may be revoked in writing at any time before the reconvened special meeting in the manner described in the definitive proxy statement/prospectus.

Q:	When do you expect to complete the merger?

A:	We cannot assure you when, or if, the merger will occur because we must first obtain the approval of On2 stockholders at the reconvened special meeting. If approved by On2 stockholders, it is anticipated that the merger will be completed promptly following such approval. However, it is possible that factors outside our control could require us to complete the merger at a later time or not complete it at all.

Q:	What are the U.S. tax consequences of the integrated merger?

A:	Google and On2 expect the integrated merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, in which case, in general, the following tax consequences will result:

•

An On2 stockholder will recognize gain, but not loss, upon the exchange of On2 Common Stock for Google Class A Common Stock and cash in the integrated merger equal to the lesser of (i) the amount of cash received by the On2 stockholder (excluding any cash received in lieu of fractional shares) and (ii) the excess of the “amount realized” by the On2 stockholder over the On2 stockholder’s tax basis in the On2 Common Stock exchanged. The “amount realized” by the On2 stockholder will equal the sum of the fair market value of the Google Class A Common Stock and the amount of cash (including any cash received in lieu of fractional shares) received by the On2 stockholder;

•

The aggregate tax basis of Google Class A Common Stock received by an On2 stockholder in the integrated merger (including the basis in any fractional share for which cash is received) will be the same as the stockholder’s aggregate tax basis in On2 Common Stock surrendered in the integrated merger, reduced by the amount of cash the On2 stockholder received (excluding any cash received in lieu of fractional shares), and increased by the amount of gain that the On2 stockholder recognizes (excluding any gain or loss from the deemed receipt and redemption of fractional shares described below);

•

An On2 stockholder receiving cash in the integrated merger in lieu of a fractional share of Google Class A Common Stock will be treated as if such fractional share were issued in the integrated merger and then redeemed by Google for cash, resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis allocable to the fractional share and the amount of cash received;

•	The holding period of Google Class A Common Stock received by an On2 stockholder in the integrated merger will include the holding period of the On2 Common Stock held by such On2 stockholder; and

•	No gain or loss will be recognized by Google or On2 as a result of the integrated merger.

Tax matters are very complicated, and the tax consequences of the integrated merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, Google and On2 urge each On2 stockholder to consult its own tax advisor for a full understanding of the tax consequences of the integrated merger, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws. For more information, please see the section entitled “Update to Material U.S. Federal Income Tax Consequences of the Integrated Merger” beginning on page S-30.

Q:	Am I entitled to appraisal rights?

A:	Yes. Under the General Corporation Law of the State of Delaware, referred to herein as the DGCL, holders of On2 Common Stock who do not vote in favor of the merger proposal have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they comply with all requirements of Delaware law, which are summarized in this supplement and attached as Annex S-B. This appraisal amount could be more than, the same as, or less than the amount an On2 stockholder would be entitled to receive under the amended merger agreement. Any holder of On2 Common Stock intending to exercise appraisal rights must, among other things, submit a written demand for appraisal to On2 prior to the vote on the merger proposal and must not vote or otherwise submit a proxy in favor of the adoption of the merger proposal. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. Because of the complexity of the Delaware law relating to appraisal rights, if you are considering exercising your appraisal rights, we encourage you to seek the advice of your own legal counsel. For more information, please see the section entitled “Update to On2 Proposal 1—The Merger—Appraisal Rights” beginning on page S-23 and Section 262 of the DGCL, which is attached hereto as Annex S-B.

Q:	Do On2’s executive officers and directors have financial interests in the merger that differ from the interests of other On2 stockholders?

A:	Yes. A number of On2’s executive officers and directors have interests in the merger that are different from those of other On2 stockholders. As of the January 15, 2010 record date, the directors and executive officers of On2, together with their affiliates, beneficially owned approximately 3.49% of the outstanding shares of On2 Common Stock, which includes (1) shares of On2 Common Stock, (2) shares of On2 restricted stock, (3) shares underlying vested options to purchase shares of On2 Common Stock, and (4) shares underlying options to purchase shares of On2 Common Stock that will vest within 60 days of January 15, 2010. In addition, one officer holds On2 RSUs that will be settled in cash pursuant to the terms of such RSUs and/or pursuant to the amended merger agreement. For more information, please see the section entitled “Update to On2 Proposal 1—The Merger—On2 Executive Officers and Directors Have Financial Interests in the Merger” beginning on page S-20 of this supplement, as well the section entitled “Update to Security Ownership of Principal Stockholders of On2” beginning on page S-34 of this supplement and the section entitled “On2 Proposal 1—The Merger—On2 Executive Officers and Directors Have Financial Interests in the Merger” beginning on page 76 of the definitive proxy statement/prospectus.

Q:	Whom should I call with questions?

A:	If you need any assistance in completing your proxy card or have questions regarding the reconvened special meeting, you may call Innisfree M&A Incorporated, On2’s proxy solicitor, at (877) 456-3488 (toll-free) if you are a stockholder or (212) 750-5833 (collect) if you are a bank or broker.

UPDATE TO SUMMARY

This update to summary highlights material information set forth in this supplement. It may not contain all of the information that is important to you. We urge you to read carefully the entire supplement together with the definitive proxy statement/prospectus and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page S-37. Each item in this update to summary refers to the page of this supplement on which that subject is discussed in more detail.

The Amended Merger Agreement (page S-27)

On January 7, 2010, Google, Sub I, Sub II and On2 entered into Amendment No. 1 to the Agreement and Plan of Merger, referred to herein as the amendment to the merger agreement, which together with the merger agreement is referred to as the amended merger agreement.

Upon completion of the transactions contemplated by the amended merger agreement, each outstanding share of On2 Common Stock will be converted into the right to receive (a) 0.0010 of a share of Google Class A Common Stock (referred to herein as the stock consideration) and (b) $0.15 per share in cash (referred to herein as the cash consideration). As described below, no fractional shares of Google Class A Common Stock will be issued in connection with the merger. Instead, each On2 stockholder otherwise entitled to a fraction of a share of Google Class A Common Stock (after aggregating all fractional shares of Google Class A Common Stock issuable to such stockholder) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the trading price, which is defined as the volume weighted average trading price of a share of Google Class A Common Stock based on the sales price of every share of Google Class A Common Stock traded during the immediately preceding trading day prior to the closing of the merger (such amount, collectively with the stock consideration and the cash consideration, referred to herein as the merger consideration). As a result, some On2 stockholders will not receive any shares of Google Class A Common Stock but only cash in connection with the merger.

For illustrative purposes only, assuming a trading price of $600.00, the merger consideration to be paid to a holder of 1,500 shares of On2 Common Stock would consist of stock consideration of one share of Google Class A Common Stock, $225.00 in cash consideration and $300.00 in cash in lieu of fractional shares.

Because the payment of any fractional shares is based on the trading price, as defined, any increase or decrease in the trading price will impact the aggregate value of the cash that an On2 stockholder receives in connection with the merger.

See “Update To The Merger Agreement—Per Share Merger Consideration” on page S-27. On2 stockholders may contact Innisfree M&A Incorporated, On2’s proxy solicitor, toll free at (877) 456-3488, and banks or brokers can call collect at (212) 750-5833, for information regarding the merger consideration.

The Merger (page S-27)

Pursuant to terms of the amended merger agreement, Sub I will merge with and into On2, with On2 continuing as a direct, wholly owned subsidiary of Google. As soon as practicable thereafter, On2 will merge with and into Sub II, with Sub II continuing as a direct, wholly owned subsidiary of Google operating under the name “On2 Technologies LLC.” Based on the closing price of Google’s Class A Common Stock as of January 14, 2010, the merger consideration represents approximately a 95% premium above the closing price of $0.38 per share of On2 Common Stock on August 4, 2009, the last trading day immediately prior to the announcement of the merger, and approximately a 25% premium above the closing price of $0.59 per share of On2 Common Stock on January 6, 2010, the last trading day immediately prior to the announcement of the amendment to the merger agreement.

Material U.S. Federal Income Tax Consequences of the Integrated Merger to On2 Stockholders (page S-30)

Google and On2 expect the integrated merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, in which case, in general, the following tax consequences will result:

•

An On2 stockholder will recognize gain, but not loss, upon the exchange of On2 Common Stock for Google Class A Common Stock and cash in the integrated merger equal to the lesser of (i) the amount of cash received by the On2 stockholder (excluding any cash received in lieu of fractional shares) and (ii) the excess of the “amount realized” by the On2 stockholder over the On2 stockholder’s tax basis in the On2 Common Stock exchanged. The “amount realized” by the On2 stockholder will equal the sum of the fair market value of the Google Class A Common Stock and the amount of cash (including any cash received in lieu of fractional shares) received by the On2 stockholder;

•

The aggregate tax basis of Google Class A Common Stock received by an On2 stockholder in the integrated merger (including the basis in any fractional share for which cash is received) will be the same as the stockholder’s aggregate tax basis in On2 Common Stock surrendered in the integrated merger, reduced by the amount of cash the On2 stockholder received (excluding any cash received in lieu of fractional shares), and increased by the amount of gain that the On2 stockholder recognizes (excluding any gain or loss from the deemed receipt and redemption of fractional shares described below);

•

An On2 stockholder receiving cash in the integrated merger in lieu of a fractional share of Google Class A Common Stock will be treated as if such fractional share were issued in the integrated merger and then redeemed by Google for cash, resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis allocable to the fractional share and the amount of cash received;

•	The holding period of Google Class A Common Stock received by an On2 stockholder in the integrated merger will include the holding period of the On2 Common Stock held by such On2 stockholder; and

•	No gain or loss will be recognized by Google or On2 as a result of the integrated merger.

The U.S. federal income tax consequences described above may not apply to all holders of On2 Common Stock. Your tax consequences will depend on your individual situation. Accordingly, Google and On2 strongly urge you to consult with your tax advisor for a full understanding of the particular tax consequences of the integrated merger to you.

Comparative Market Prices and Share Information (page S-33)

Google Class A Common Stock trades on The Nasdaq Global Select Market under the symbol “GOOG,” and On2 Common Stock trades on the NYSE Amex, under the symbol “ONT.” The following table shows the closing sale prices of Google Class A Common Stock and On2 Common Stock as reported on The Nasdaq Global Select Market and the NYSE Amex, respectively, on August 4, 2009, the last trading day before we announced the signing of the merger agreement, and on January 14, 2010, the last trading day before the date of this supplement.

	Google Class A Common Stock	On2 Common Stock
August 4, 2009	$453.73	$0.38
January 14, 2009	$589.85	$0.73

The market price of Google Class A Common Stock and On2 Common Stock will fluctuate prior to the effective time. You should obtain current market quotations for such shares.

What Holders of On2 Stock Options and Other Equity-Based Awards Will Receive (page S-28)

Google will not assume any options to purchase shares of On2 Common Stock, each referred to herein as an On2 Option. All outstanding On2 Options will be fully vested as of the effective time of the merger. Any holder of an On2 Option with a per share exercise price of less than the Company Stock Price, which is defined as 0.0010 multiplied by the trading price, that is outstanding as of the effective time of the merger will have the right to receive, prior to a reduction to reflect any applicable tax withholding and payment of the aggregate exercise price, 0.0010 of a share of Google Class A Common Stock for each share of On2 Common Stock subject to the On2 Option. In addition, holders of such On2 Options will also receive (i) an amount in cash determined by multiplying $0.15 by the number of shares of On2 Common Stock subject to the On2 Options; and (ii) an additional amount in cash in lieu of any fractional shares.

Any On2 Options with an exercise price less than the per share value, which is defined as the sum of $0.15 and the Company Stock Price, but equal to or greater than the Company Stock Price, shall receive an amount in cash determined by multiplying the difference between the per share value and the exercise price of the applicable On2 Option by the number of shares of On2 Common Stock subject to the On2 Options, less any applicable withholding.

Any On2 Options with an exercise price equal to or greater than the per share value will be automatically cancelled in connection with the merger and the holder of such an option will receive no consideration for such cancellation.

All outstanding shares of On2 restricted stock, referred to herein as On2 restricted stock, will be fully vested as of the effective time of the merger. Any holder of On2 restricted stock outstanding as of the effective time of the merger will have the right to receive, with respect to each share of On2 restricted stock, (i) 0.0010 of a share of Google Class A Common Stock plus (ii) $0.15 in cash plus (iii) an additional amount in cash in lieu of any fractional shares, less any applicable withholding (which will reduce the number of share of Google Class A Common Stock to be issued), as further described herein beginning on page S-27.

All outstanding On2 restricted stock units, each referred to herein as an On2 RSU, will be fully vested as of the effective time of the merger. In connection with the merger, each holder of an On2 RSU will have the right to receive, with respect to each share of On2 Common Stock subject to such On2 RSU, (i) the cash value of 0.0010 of a share of Google Class A Common Stock and (ii) an additional $0.15 in cash, less any applicable withholding.

The On2 Board of Directors Recommends that On2 Stockholders Vote “FOR” the Proposals (pages 18 and 36)

The On2 board of directors believes that the merger is in the best interests of On2 and its stockholders and has approved the integrated merger and the amended merger agreement. The On2 board of directors recommends that On2 stockholders vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Certain On2 Executive Officers and Directors Have Financial Interests in the Merger That Differ From Your Interests (page S-20)

A number of On2’s executive officers and directors have interests in the merger that are different from those of other On2 stockholders. As of January 15, 2010, the record date for the reconvened special meeting, all directors and executive officers of On2, together with their affiliates, beneficially owned approximately 3.49% of the outstanding shares of On2 Common Stock, which includes shares of On2 Common Stock, shares of On2 restricted stock, shares underlying vested On2 Options, and shares underlying On2 Options that will vest within 60 days of January 15, 2010. In addition, one officer holds On2 RSUs that will be settled in cash pursuant to the terms of such On2 RSUs and/or pursuant to the amended merger agreement, as applicable.

Appraisal Rights (page S-23)

Holders of On2 Common Stock will be entitled to appraisal rights under Delaware law in connection with the merger. Failure to take any of the steps required under Delaware law on a timely basis may result in the loss of these appraisal rights, as more fully described in “Update to On2 Proposal 1—The Merger—Appraisal Rights” beginning on page S-23 of this supplement.

On2 Will Hold its Reconvened Special Meeting on February 17, 2010 (page S-14)

The reconvened special meeting will be held on February 17, 2010 at 4:00 p.m., local time, at the Comfort Suites in Venetian Room II at 7 Northside Drive, Clifton Park, NY 12065. At the reconvened special meeting, On2 stockholders will be asked to:

•	Adopt the merger agreement, as amended; and

•

If submitted to a vote, approve the adjournment of the reconvened special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the reconvened special meeting to approve and adopt the amended merger agreement.

Record Date. Only holders of record at the close of business on January 15, 2010, the record date, will be entitled to vote at the reconvened special meeting in person or by proxy. Each share of On2 Common Stock is entitled to one vote. As of the record date, 178,262,613 shares of On2 Common Stock were outstanding, held by approximately 348 registered holders.

Required Vote. Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of On2 Common Stock entitled to vote at the reconvened special meeting in person or by proxy. Because approval of the merger proposal is based on the affirmative vote of a majority of shares outstanding, an On2 stockholder’s (a) failure to vote, (b) abstention or (c) failure to instruct their broker as to how the stockholder would like to vote will have the same effect as a vote against the merger proposal.

Approval of the adjournment proposal requires the affirmative vote of the majority of the outstanding shares that are present in person or represented by proxy and entitled to vote at the special meeting. An On2 stockholder’s abstention will have the same effect as a vote against approval of the adjournment proposal. A broker non-vote will have no effect on the adjournment proposal.

UPDATE TO SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF GOOGLE

The selected historical consolidated financial data in the table below as of and for the nine months ended September 30, 2009 was derived from Google’s unaudited consolidated financial statements, which are incorporated by reference in this supplement. This information should be read in conjunction with Google’s consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by Google with the SEC that have been incorporated by reference into this supplement. See the sections entitled “Where You Can Find More Information” beginning on page S-37 of this supplement.

	Nine Months Ended September 30,
	2008	2009
	(In thousands, except per share amounts)
Consolidated Statements of Income Data:
Revenues	$16,094,646	$16,976,738
Costs and expenses:
Cost of revenues	6,431,501	6,435,715
Research and development	2,059,851	2,106,793
Sales and marketing	1,440,252	1,400,792
General and administrative	1,391,278	1,202,235
Total costs and expenses	11,322,882	11,145,535

Income from operations	4,771,764	5,831,203
Interest and other income (expense), net	246,485	(18,685)

Income before income taxes	5,018,249	5,812,518
Provision for income taxes	1,173,833	1,266,170

Net income	$3,844,416	$4,546,348

Net income per share of Class A and Class B Common Stock
Basic	$12.25	$14.39

Diluted	$12.10	$14.27

As of September 30, 2009
(In thousands, except per share amounts)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$21,994,391
Total assets	$37,702,845
Total long-term liabilities	$1,659,318
Total stockholders’ equity	$33,721,753
Historical book value per share (1)	$106.40
Shares used in computing book value per share	316,935

(1)	Historical book value per share is computed by dividing total stockholders’ equity by the number of common shares outstanding at the end of the period.

UPDATE TO SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF ON2

The selected historical consolidated financial data in the table below as of and for the nine months ended September 30, 2009 was derived from On2’s unaudited consolidated financial statements, which are incorporated by reference in this supplement. This information should be read in conjunction with On2’s consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by On2 with the SEC that have been incorporated by reference into this supplement. See the sections entitled “Where You Can Find More Information” beginning on page S-37 of this supplement.

	Nine Months Ended September 30,
	2008	2009
	(In thousands, except per share amounts)
Consolidated Statements of Income Data:
Revenue	$12,688	$14,271
Operating expenses:
Costs of revenue	3,564	1,579
Research and development	8,665	5,445
Sales and marketing	5,782	2,743
General and administrative	8,640	5,002
Asset impairments	26,245	—
Restructuring expense	—	1,178
Costs associated with proposed merger	—	2,409
Litigation settlement costs	—	523
Equity-based compensation:
Research and development	325	478
Sales and marketing	147	196
General and administrative	728	616

Total operating expenses	54,096	20,169

Loss from operations	(41,408)	(5,898)
Interest and other income (expense), net	379	1,099

Net loss	(41,029)	(4,799)
Net loss attributable to common stockholders	$(41,029)	$(4,799)

Basic and diluted net loss attributable to common stockholders per share	$(0.24)	$(0.03)

As of September 30, 2009
Consolidated Balance Sheet Data:	(In thousands, except per share amounts)
Cash, cash equivalents and marketable securities	$2,201
Total assets	$24,291
Total long-term liabilities	$2,373
Total stockholders’ equity	$11,075
Historical book value per share (1)	$0.06
Shares used in computing book value per share	176,590

(1)	Historical book value per share is computed by dividing total stockholders’ equity by the number of common shares outstanding at the end of the period.

UPDATE TO COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table contains certain historical per share data of Google and On2 and combined per share data on an unaudited pro forma basis as if the merger had become effective as of the beginning of the periods presented, and after giving effect to the merger using the purchase method of accounting with the exchange ratio of 0.0010 shares of Google Class A Common Stock and $0.15 in cash issued in exchange for each share of On2 Common Stock.

The unaudited pro forma combined per share data was derived from financial information of Google and On2 incorporated by reference into this supplement. The information in the table should be read in conjunction with the historical financial statements of Google and On2 and related notes, which are incorporated by reference in this supplement. The unaudited pro forma data is based on estimates and assumptions that Google and On2 believe are reasonable. It is not necessarily indicative of the consolidated financial position or results of income in future periods or the results that actually would have been realized had Google and On2 been a combined company as of the beginning of the periods presented.

	As of, and for the Year Ended December 31, 2008	As of, and for the Nine Months Ended September 30, 2009
Google:
Book value per share
Historical	$89.61	$106.40
Pro forma	$89.90	$106.67
Net income per share—basic
Historical	$13.46	$14.39
Pro forma	$13.27	$14.33
Net income per share—diluted
Historical	$13.31	$14.27
Pro forma	$13.12	$14.18
On2:
Book value per share
Historical	$0.08	$0.06
Equivalent pro forma (1)	$0.09	$0.11
Net income (loss) per share—basic
Historical	$(0.30)	$(0.03)
Equivalent pro forma (1)	$0.01	$0.01
Net income (loss) per share—diluted
Historical	$(0.30)	$(0.03)
Equivalent pro forma (1)	$0.01	$0.01

(1)	The On2 equivalent pro forma per share amounts are calculated by multiplying Google pro forma per share amounts by the exchange ratio for the merger of 0.0010.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this supplement contains or incorporates by reference certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in these documents that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements are not historical facts but instead represent Google’s and On2’s beliefs and expectations regarding future events, many of which are, by their nature, inherently uncertain and outside Google’s and On2’s control. Forward-looking statements include statements preceded by, followed by, or including the words “could,” “would,” “should,” “may,” “will,” “target,” “plan,” “believe,” “expect,” “intend,” anticipate,” “estimate,” “project,” “potential,” “possible,” “objective,” “outlook,” “probably,” “seek” and other similar expressions. These forward-looking statements are found at various places throughout this supplement and the other documents incorporated by reference. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this document and in the documents that are incorporated by reference. In particular, the forward-looking statements contained in this supplement include, but are not limited to, statements regarding the market price of Google Class A Common Stock.

The forward-looking statements contained or incorporated by reference herein are subject to certain risks and uncertainties that may cause actual results to differ materially from those reflected in the forward-looking statements. Such risk and uncertainties include those set forth on page 20 of the definitive proxy-statement/prospectus under the heading “Risk Factors,” and on page S-13 of this supplement under the heading “Update to Risk Factors,” as well as, among others, the following:

•	the expenses of the merger being greater than anticipated, including as a result of unexpected factors or events;

•	the exposure to litigation, including the possibility that litigation relating to the merger agreement and related transactions could delay or impede the completion of the merger;

•

the integration of On2’s business and operations with those of Google taking longer than anticipated, being costlier than anticipated and having unanticipated adverse results relating to On2’s or Google’s existing businesses;

•

the anticipated cost savings and other synergies of the merger taking longer to be realized or failing to be achieved in their entirety, and attrition in key customers, partner and other relationships relating to the merger being greater than expected;

•	changes in economic, business, competitive, technological and/or regulatory factors;

•	the failure to receive the required stockholder approval for the acquisition;

•	the failure to compete successfully in this highly competitive and rapidly changing marketplace; and

•	the failure to retain key employees.

You are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date of this supplement or, in the case of documents incorporated by reference, the date referenced in those documents. Except to the extent required by applicable law or regulation, neither Google nor On2 undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this supplement and attributable to Google or On2 or any person acting on their behalf are expressly qualified in their entirety by the preceding cautionary statement.

UPDATE TO RISK FACTORS

Risks Relating to the Merger

The market price of Google Class A Common Stock may decline between now and the date the merger consideration is paid to On2 stockholders.

The number of shares Google Class A Common Stock to be issued in the merger for each share of On2 Common Stock is now fixed. Accordingly, the dollar value of the merger consideration that an On2 stockholder will receive upon completion of the merger will depend upon the market value of Google Class A Common Stock at the effective time of the merger, and the payment of the merger consideration and such dollar value may be different from, and lower than, the dollar value of the merger consideration calculated as of the date of this supplement. Moreover, completion of the merger may occur some time after the required approval at the reconvened special meeting has been obtained, during which time the market value of Google Class A Common Stock may fluctuate. We can make no prediction or give any assurances as to what the market price of Google Class A Common Stock will be before or after completion of the merger. Because the market price of Google Class A Common Stock will fluctuate prior to the reconvened special meeting, you should obtain current stock price quotations for Google Class A Common Stock.

UPDATE TO THE ON2 RECONVENED SPECIAL MEETING

Time, Date and Place

The special meeting of On2’s stockholders to vote on the merger proposal was convened on December 18, 2009. At the special meeting, On2’s stockholders voted to adjourn the meeting in order to permit On2 to solicit additional proxies to adopt the merger proposal. The special meeting was reconvened on December 23, 2009, and On2’s stockholders again voted to further adjourn the meeting, for the same purpose. The reconvened special meeting will be held at the Comfort Suites in Venetian Room II at 7 Northside Drive, Clifton Park, NY 12065, at 4:00 p.m., local time, on Wednesday, February 17, 2010.

Matters to Be Considered

At the reconvened special meeting, you will be asked to consider and vote upon the merger proposal, and, if necessary, the adjournment proposal.

Record Date

The close of business on Friday, January 15, 2010 has been fixed as the record date for determining the On2 stockholders entitled to receive notice of and to vote at the reconvened special meeting, either in person or by proxy. As of the record date, 178,262,613 shares of On2 Common Stock were outstanding, held by approximately 348 registered holders.

Solicitation of Proxies

Google will pay the costs of printing and mailing this supplement to On2’s stockholders. On2 will pay all other costs incurred by it in connection with the solicitation of proxies from its stockholders on behalf of its board of directors, including the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, On2 will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of On2 Common Stock and secure their voting instructions. On2 will reimburse the record holders for their reasonable expenses in taking those actions. On2 also has made arrangements with Innisfree M&A Incorporated to assist it in soliciting proxies and tabulating votes.

Director and Executive Officer Voting

As of the record date, directors and executive officers of On2, and their affiliates, had the right to vote 3,993,796 shares of On2 Common Stock, or 2.24% of the outstanding On2 Common Stock at that date.

Recommendation of the On2 Board of Directors

After careful consideration, the On2 board of directors recommends that you vote “FOR” the merger proposal and, if submitted to a vote, “FOR” the adjournment proposal. To review the background of the merger and the On2 board of directors’ reasons for recommending the merger in greater detail, see the sections entitled “On2 Proposal 1—The Merger—Background of the Merger” and “On2 Proposal 1—The Merger—Reasons for the Merger; Recommendation of the On2 Board of Directors” beginning on pages 44 and 53 of the definitive proxy statement/prospectus and the sections entitled “Update to On2 Proposal 1—The Merger—Background of the Merger” and “Update to On2 Proposal 1—The Merger—Reasons for the Merger; Recommendation of the On2 Board of Directors” beginning on pages S-15 and S-18 of this supplement.

UPDATE TO ON2 PROPOSAL 1—THE MERGER

Background of the Merger

The definitive proxy statement/prospectus describes the background of the merger up to and including November 3, 2009, the date of the definitive proxy statement/prospectus. The discussion below supplements that description up to and including the date of this supplement.

On or about November 5, 2009, On2 mailed to each of its stockholders as of the October 20, 2009 notice record date the definitive proxy statement/prospectus, dated November 3, 2009, in connection with On2’s special meeting scheduled for December 18, 2009. Following the mailing of the definitive proxy statement/prospectus, representatives of On2 and representatives of On2’s proxy solicitor, Innisfree M&A Incorporated, referred to herein as Innisfree, began to contact various On2 stockholders to solicit proxies from them in favor of the merger proposal and the adjournment proposal.

From time to time beginning in late November 2009 and continuing through January 5, 2010, representatives of On2, including Messrs. Frost and Reusing, had discussions with representatives of Google to discuss the status of the proxy solicitation and the receipt of proxies in favor of the merger proposal to date.

On December 3, 2009, the On2 board of directors met to discuss the status of the proxy solicitation and the receipt of proxies in favor of the merger proposal to date. Messrs. Frost and Reusing reviewed with the On2 board of directors the results of recent conversations and meetings with On2 stockholders regarding the upcoming special meeting and the votes in respect thereof, as well as the results of the overall proxy solicitation to date.

During the week of December 7, 2009, On2 mailed the definitive proxy statement/prospectus as well as copies of certain public filings of On2 and Google to those of its stockholders as of the December 3, 2009 voting record date who were not stockholders as of the October 20, 2009 notice record date.

On December 8, 2009, RiskMetrics Group, Inc., Glass Lewis & Co., and PROXY Governance, Inc., three leading independent proxy advisory firms, recommended to their subscribers that On2 stockholders vote “FOR” the merger proposal and the adjournment proposal.

In anticipation of the December 18, 2009 special meeting, Messrs. Frost and Reusing had discussions on December 11, 2009 with representatives of Google and Credit Suisse Group AG, referred to herein as Credit Suisse, and with Hogan & Hartson; Richards, Layton & Finger, P.A., referred to herein as Richards Layton, On2’s Delaware counsel; and Covington Associates, LLC, referred to herein as Covington, On2’s financial advisor, to discuss the status of the vote with respect to the merger proposal.

On or about December 15, 2009, representatives of Covington had discussions with representatives of Credit Suisse to evaluate the status of the proxy solicitation effort and the proxies received to date, and to advise Credit Suisse on the sentiments expressed to Messrs. Frost and Reusing and Innisfree by certain On2 stockholders. Representatives of Covington also discussed with the representatives of Credit Suisse the likelihood that, in the event the merger proposal did not receive sufficient votes on December 18, 2009, an increase in the original merger consideration could address the concerns of certain On2 stockholders with respect to the adequacy of the original merger consideration, thereby resulting in increased stockholder support for the transaction.

On December 16, 2009, Mr. Frost expressed On2’s belief to a representative of Google that, in the event that the merger proposal did not receive sufficient votes on December 18, 2009, an increase in the original merger consideration could help to address the concerns of certain On2 stockholders with respect to the adequacy of the original merger consideration and result in increased stockholder support for the transaction. Following this discussion, Google indicated its willingness to consider such action but made no commitments.

On December 17, 2009, Messrs. Frost and Reusing had several discussions with representatives of Google to discuss the status of the proxy solicitation to date, during which Messrs. Frost and Reusing indicated that it was likely that On2 would propose that the December 18, 2009 special meeting be adjourned, although such determination could not be made until the meeting itself was convened. Messrs. Frost and Reusing further discussed with the representatives of Google the possibility that Google might consider increasing the consideration payable to On2 stockholders as a means of generating additional stockholder support for the transaction and to avoid any further potential adjournments of the meeting. After several related discussions, which included representatives of Hogan & Hartson and Wilson Sonsini, the representatives of Google indicated to Messrs. Frost and Reusing that Google’s Operating Committee had decided against increasing the original merger consideration at this time and that Google would not consider any amendments to the terms of the merger agreement prior to the special meeting on December 18, 2009.

On several occasions between December 17, 2009 and January 5, 2010, Messrs. Frost and Reusing contacted representatives of Google to discuss the status of the proxy solicitation and the discussions that had taken place between On2’s management and various On2 stockholders, as well as Google’s willingness to modify the terms of the merger agreement to increase the original merger consideration.

On December 18, 2009, On2 convened its special meeting of stockholders. As of December 18, a majority of the outstanding shares of On2 Common Stock that had been voted were voted in favor of each of the merger proposal and the adjournment proposal; however, approval of the merger proposal required the affirmative vote of a majority of the issued and outstanding shares of On2 Common Stock and On2 had not received sufficient votes to approve the merger proposal by the time that the meeting was convened. As a result, following the approval of On2 stockholders to adjourn the special meeting to provide additional time to solicit proxies on the merger proposal, On2 adjourned the special meeting to December 23, 2009 and issued a press release to that effect.

On December 21, 2009, Mr. Reusing discussed with a representative of Google to discuss the status of the proxy solicitation and the proxies received to date. Mr. Reusing communicated On2’s desire for an increase in the original merger consideration as a means of generating additional stockholder support for the merger proposal and of avoiding further adjournments of the meeting. On December 21, 2009, the On2 board of directors also met to discuss the status of the proxy solicitation and the proxies received to date, the timing of the adjourned special meeting of On2 stockholders and the corresponding record date. Representatives of Hogan & Hartson and Richards Layton reviewed with the On2 board of directors various options for a further adjournment and the setting of a new record date.

On December 22, 2009, the On2 board of directors met again to discuss the status of the proxy solicitation and the proxies received to date, as well as the various options relating to a further adjournment and the advisability of setting a new record date. Mr. Frost reviewed with the On2 board of directors the status of discussions between On2 management and On2 stockholders and the status of discussions between On2 and Google to date. At this meeting, On2’s management reviewed On2’s financial performance and provided an update on its business. Representatives of Hogan & Hartson and Richards Layton reviewed with the On2 board of directors the current status of the proposed merger and certain related timing and legal considerations. Representatives of Covington also commented on On2’s financial performance and noted that nothing had come to their attention that would cause Covington to change its August 4, 2009 opinion as to the fairness, from a financial point of view, of the original merger consideration. Following further discussion, the On2 board of directors resolved to further adjourn the special meeting, referred to herein as the reconvened special meeting, if On2 stockholders approved the adjournment proposal at the December 23, 2009 special meeting, and to set January 15, 2010 as the new record date for the reconvened special meeting.

On December 22, 2009, On2 issued a press release announcing that the sole matter of business for consideration by stockholders at the special meeting on December 23, 2009 would be the proposal to further adjourn the special meeting in order to provide additional time to solicit proxies to adopt the merger proposal.

On December 23, 2009, On2 reconvened the special meeting of its stockholders solely to consider the adjournment proposal, which was approved by On2 stockholders. Following the meeting, On2 issued a press release announcing that the reconvened special meeting would be adjourned to 4:00 p.m., local time, on February 17, 2010 and that On2’s board of directors had set January 15, 2010 as the new record date for the reconvened special meeting.

From December 23, 2009 through December 30, 2009, On2 consulted with representatives of Covington, Hogan & Hartson and Innisfree regarding the status of the proxy solicitation with respect to the proposed merger, and engaged in discussions with various On2 stockholders regarding the merger proposal.

During the week of December 28, 2009, representatives of On2 provided information to Google on discussions between On2 management and certain On2 stockholders and on various options for Google’s consideration regarding an increase in the original merger consideration payable to On2 stockholders, including maintaining the current exchange ratio of 0.0010 but adding a cash component to the original merger consideration (either as a set amount of cash or a floating cash amount based on the price of Google’s Class A Common Stock), modifying the exchange ratio to reflect the price of Google’s Class A Common Stock as of the date of execution of the merger agreement or the execution of the letter of intent (or the 20 day volume weighted average pricing prior to the execution dates) or revising the original merger consideration to a fixed dollar amount of cash and stock. On January 2, 2010 and January 3, 2010, Messrs. Frost and Reusing further communicated with representatives of Google regarding the potential for an increase in the original merger consideration.

On January 4, 2010, Google’s Operating Committee met and approved an increase in the original merger consideration which consisted of an additional $0.15 in cash per share of On2 Common Stock. On January 5, 2010, representatives of Google communicated to Mr. Frost Google’s revised offer to provide an additional $0.15 in cash per share of On2 Common Stock, which, coupled with the 0.0010 of a share of Google Class A Common Stock per share of On2 Common Stock, represented a total value of approximately $0.77 per share of On2 Common Stock, based on the closing price of Google Class A Common Stock on January 5, 2010. The Google representatives also advised Mr. Frost that the additional cash consideration constituted Google’s final offer and that Google did not intend to allow additional delays to further postpone its decision as to which video technology to adopt. Google also informed Mr. Frost that, in light of Google’s revised and final offer, if the merger were not consummated, Google was not planning to license video codec technology from On2, and would either build the technology itself using Google’s recently expanded team of codec engineers or acquire alternative technology to On2’s that would compete with On2’s. Mr. Frost agreed to take Google’s offer of additional cash consideration to the On2 board of directors for its consideration.

On January 5, 2010, representatives of Wilson Sonsini provided On2 and Hogan & Hartson with a draft amendment to the merger agreement, which provided for the additional cash consideration as well as related changes to employee equity awards with respect to the exchange ratio that became fixed on December 16, 2009. The parties discussed and negotiated the terms of the amendment through January 6, 2010.

On January 6, 2010, at a meeting of the On2 board of directors, Mr. Frost updated the On2 board of directors on conversations with Google and Google’s proposed increase to the original merger consideration. Representatives of Hogan & Hartson and Richards Layton reviewed with the On2 board of directors the principal terms of Google’s offer of additional cash consideration received on January 5, 2010 and the fiduciary duties of the On2 board of directors to the On2 stockholders in connection with the proposed amendment. Representatives of Covington reviewed some of the factors underlying their original analysis, discussed the proposed amendment to the merger agreement and noted that nothing had come to their attention that would cause them to change their August 4, 2009 opinion as to the fairness, from a financial point of view, of the original merger consideration, but also noted that they were not asked to deliver a new opinion. Mr. Frost also conveyed to the On2 board of directors his conversations with Google in connection with Google’s offer of additional cash consideration, including that (i) the additional cash consideration constituted Google’s final offer, (ii) Google had informed On2 management that it had a recently expanded team of engineers actively working on video codec development, and (iii) in light of Google’s revised and final offer, if the merger were not consummated, Google was not planning to license video codec technology from On2, and instead would either build the technology itself using Google’s recently expanded team of codec engineers or acquire alternate technology to On2’s that would compete with On2’s. Following discussion, the On2 board of directors authorized On2 management, with assistance from Hogan & Hartson, to finalize the terms of the amendment with Google and Wilson Sonsini.

Later that day, the On2 board of directors met again to discuss the amendment. Representatives of Hogan & Hartson and Richards Layton were also in attendance. Following further discussion and a review of the amended terms, the On2 board of directors accepted Google’s offer of additional cash consideration, approved the amendment, which reflected the terms of that offer, and determined that the terms of the merger and the other transactions contemplated by the amended merger agreement are advisable, fair to and in the best interests of On2 and its stockholders and recommended that On2 stockholders vote “FOR” adoption of the amended merger agreement.

On January 7, 2010, the parties signed the amendment to the merger agreement. The parties issued a joint press release prior to the opening of the market on January 7, 2010 publicly announcing the same. The joint press release indicated that the additional cash consideration pursuant to the amendment constituted Google’s final offer.

Reasons for the Merger; Recommendation of the On2 Board of Directors

The definitive proxy statement/prospectus describes On2’s reasons for the merger up to and including November 3, 2009. The discussion below supplements that description up to and including the date of this supplement.

In reaching its decision to recommend that On2 stockholders vote to adopt the amended merger agreement, the On2 board of directors was mindful of the matters described in the section entitled “On2 Proposal 1—The Merger—Reasons for the Merger; Recommendation of the On2 Board of Directors” beginning on page 53 of the definitive proxy statement/prospectus. The On2 board of directors expressed its belief that those matters were still applicable. In addition, the On2 board of directors considered, among other things, the following additional factors:

•

Increased Merger Consideration.  The On2 board of directors considered the value of the increased merger consideration to be received by On2 stockholders in the merger, including the fact that On2 stockholders will receive, for each share of On2 Common Stock that they own, the cash consideration consisting of $0.15 in cash, in addition to the stock consideration consisting of 0.0010 of a share of Google Class A Common Stock, together with cash payable in lieu of fractional shares. The On2 board of directors also noted that the calculation for the determination of the cash payable in lieu of any fractional shares had been revised in the amended merger agreement to value such fractional shares based on the trading price of Google Class A Common Stock on the day prior to the closing of the merger. In addition, the On2 board of directors considered that, because the exchange ratio for the stock consideration portion of the merger consideration was fixed but not subject to a collar, the value of the stock consideration to be received by On2 stockholders will increase or decrease in proportion to increases or decreases in the market price of Google Class A Common Stock. Further, the On2 board of directors considered that the merger consideration in the amended merger agreement was an increase from the original merger consideration that Covington and Duff & Phelps had previously determined was fair, from a financial point of view, to the holders of On2 common stock. See the sections entitled “On2 Proposal 1—The Merger—Opinion of Covington Associates, LLC” and “On2 Proposal 1—The Merger—Opinion of Duff & Phelps, LLC” beginning on pages 57 and 66 of the definitive proxy statement/prospectus, respectively, and the Report of Covington Associates, LLC attached as Appendix B to the definitive proxy statement/prospectus and the Report of Duff & Phelps, LLC attached as Appendix C to the definitive proxy statement/prospectus.

•

No Alternative Offer.  The On2 board of directors considered that, since the announcement of the proposed merger with Google on August 5, 2009, On2 had not received an acquisition proposal from any other party.

•

Increased Support for the Merger by On2’s Stockholders Based on Increased Merger Consideration.  The On2 board of directors considered indications by its stockholders that there would likely be increased stockholder support for approving the adoption of the amended merger agreement with Google if Google increased the original merger consideration.

•

Appraisal Rights.  The On2 board of directors considered that, due to the addition of the cash consideration, the amended merger agreement provides On2 stockholders with appraisal rights in respect of the merger with Google.

•

On2’s Recent Financial Performance and Future Prospects.  The On2 board of directors assessed On2’s recent financial results and future prospects, including the anticipated difficulty in achieving sustained profitability. The On2 board of directors also considered that On2’s cash and short term investment reserves, as well as its working capital position, afforded On2 little flexibility, the possibility that On2 would continue to incur operating losses for the foreseeable future, and On2 potential inability to obtain available financing on acceptable terms to fund its operations. In addition, the On2 board of directors considered On2’s failure to date to achieve certain of the assumptions underlying the financial projections that On2’s management had delivered to On2’s financial advisors that were included on page 74 of the definitive proxy statement/prospectus. In particular, the On2 board of directors considered:

•	Lack of VP8 support in any ubiquitous multimedia player by late 2009;

•	Lack of VP8 support in any browser-based multimedia player and Google’s implementation of the H.264 codec in Google’s Chrome browser;

•	A decline in On2’s Flix Encoder business and the lack of support for VP8 in any ubiquitous multimedia player or any browser-based multimedia player to drive demand for On2’s Flix Encoders; and

•

The impact of the lack of support for VP8 in any widely distributed multimedia player, browser-based multimedia player or any widely distributed multimedia application on the amount and timing of license and royalty revenue from any future VP8 register transfer level (RTL) design.

•

Increased Key Employee Retention Risk.  The On2 board of directors considered On2’s ongoing dependence on a small group of key engineers; the challenges On2 has faced in retaining employees; and the board’s belief that those challenges would become even greater if the proposed merger was not completed, particularly since such key engineers and other employees would have been exposed to the possibility of working for a company with far greater resources and ability to compensate them than On2. In addition, the board considered specific issues relating to retention of its key employees, including the enforceability and term of non-competition provisions, the specific terms of certain of its key employees’ employment agreements with On2, the depletion of authorized shares under On2’s employee equity compensation plans and key employees’ support for the Google transaction and underlying valuation of On2’s shares and the related difficulty of providing long-term incentives to retain and motivate those key employees.

•

Final Offer and Google’s Alternatives.  The On2 board of directors considered Google’s statement that the additional cash consideration constituted Google’s final offer as well as Google’s statement to On2’s management during the course of discussing the revised offer that, were the proposed merger not to be completed, Google would either build, with its recently expanded team of codec engineers, or acquire its own alternative video codec technology, and that as a result Google would not be likely to pursue a licensing or similar relationship with On2 going forward. In addition, the On2 board of directors considered the competitive implications of Google’s possible implementation of the H.264 codec in Google’s Chrome browser and that, were Google to build or acquire an alternative video codec technology, it would likely be a formidable competitor in light of its tremendous resources.

•

Consideration of Other Factors.  The On2 board of directors reconsidered On2’s stand-alone prospects and challenges and again determined that a merger with Google was in the best interests of On2 and its stockholders. The board also considered the input of its management, its financial advisors and its legal counsel on strategic alternatives other than the merger with Google, including continuing operations as an independent entity. The board also considered the likelihood and timing of completing the merger with Google and the risks relating to continued uncertainty on On2’s business and financial position if the merger with Google were not consummated, including the impact of such uncertainty on On2’s customers, suppliers and employees.

In addition to taking into account the foregoing factors, On2’s board of directors also considered the following potentially negative factors in reaching its decision to approve the amended merger agreement.

•

Google’s Stock Price.  The On2 board of directors considered the price volatility of Google Class A Common Stock and the possibility that the trading value at the time of the closing of the merger could be below the trading prices prevailing around the time of entry into the amended merger agreement, and that due to the fixed exchange ratio, On2 stockholders would not receive additional shares of Google stock should Google’s stock price decline. The On2 board of directors also considered that the On2 stockholders receiving only the cash consideration and/or cash in lieu of fractional shares would not participate in any potential future growth of Google after the completion of the merger.

•

Taxable Transaction.  The On2 board of directors considered, in light of the cash consideration being offered pursuant to the amended merger agreement, that the merger with Google will not be tax-free to On2 stockholders, for U.S. federal income tax purposes, in respect of the cash portion of the merger consideration and the cash received for any fractional shares.

The preceding discussion of the information and factors considered by the On2 board of directors is intended to be illustrative and not exhaustive. In light of the variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the On2 board of directors did not, and did not find it practicable to, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination, and individual directors may have given different weights to different factors. In addition, the On2 board of directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the On2 board of directors conducted an overall analysis of the factors and reasons described above, as well as those described in the section entitled “On2 Proposal 1—The Merger—Reasons for the Merger; Recommendation of the On2 Board of Directors” beginning on page 53 of the definitive proxy statement/prospectus, and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences for approving the merger, pursuant to the amended merger agreement, adopting the amended merger agreement and recommending that On2 stockholders vote “FOR” the adoption of the amended merger agreement.

This explanation of On2’s reasons for the merger and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page S-12 of this supplement.

On2 Executive Officers and Directors Have Financial Interests in the Merger

The information below reflects the effects of the amended merger agreement and updates certain of the information presented in “On2 Proposal 1—The Merger—On2 Executive Officers and Directors Have Financial Interests in the Merger” beginning on page 76 of the definitive proxy statement/prospectus.

In considering the recommendation of the On2 board of directors that you vote to adopt the amended merger agreement, you should be aware that certain On2 executive officers and directors have financial interests in the merger that are different from, or in addition to, those of On2’s stockholders generally. These interests, which are described below, should be read in conjunction with the interests that are described in the section entitled “On2

Proposal 1—The Merger—On2 Executive Officers and Directors Have Financial Interests in the Merger” beginning on page 76 of the definitive proxy statement/prospectus. The members of On2’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, the amendment to the merger agreement and the related transactions, and in recommending to the stockholders that the amended merger agreement be adopted.

Acceleration of Vesting of Equity Compensation

On2 Options

Subject to the terms and conditions of the merger agreement, each On2 Option that is outstanding immediately prior to the effective time of the merger, including those held by certain On2 directors and executive officers, will become fully vested and, as more fully described in the section entitled “Update to the Merger Agreement—Treatment of On2 Stock Options and Other Equity-Based Awards—On2 Stock Options.” To the extent unexercised, each holder of an On2 Option with a per share exercise price that is less than the Company Stock Price and that is outstanding as of the effective time of the merger will have the right to receive, prior to a reduction to reflect any applicable tax withholding and payment of the aggregate exercise price, 0.0010 of a share of Google Class A Common Stock for each share of On2 Common Stock subject to the On2 Option. In addition, holders of such On2 Options will also receive (i) an amount in cash determined by multiplying $0.15 by the number of shares of On2 Common Stock subject to the On2 Options; and (ii) an additional amount in cash in lieu of any fractional shares. Any On2 Options with an exercise price less than the per share value, but equal to or greater than the Company Stock Price, will have the right to receive an amount in cash determined by multiplying the difference between the per share value and the exercise price of the applicable On2 Option by the number of shares of On2 Common Stock subject to the On2 Options, less any applicable withholding.

Any On2 Options with an exercise price equal to or greater than the per share value will be automatically cancelled in connection with the merger and the holder of such an option will receive no consideration for such cancellation.

As of January 15, 2010, On2 executive officers and directors held the following number of On2 Options with a per share exercise price that is less than the per share value:

Name	Number of Fully Vested On2 Options Held (1)	Number of Unvested On2 Options Vesting in Connection with the Merger	Value of Accelerated Vesting of Unvested On2 Options (2)
Executive Officers
Matthew Frost	175,000	193,334	$65,733.56
Tim Reusing	0	83,334	$26,666.88
James Bankoski	0	68,667	$23,346.78
Wayne Boomer	0	0	$0
Paul Wilkins	0	68,667	$23,346.78
Yaowu Xu	53,333	106,667	$41,600.14

Directors
J. Allen Kosowsky	0	0	$0
Thomas Weigman	365,000	0	$0
Mike Kopetski	75,000	0	$0
Mike Alfant	125,000	0	$0
Afsaneh Naimollah	75,000	0	$0
James Meyer	90,000	0	$0

(1)	Indicates the number of On2 Options held by each executive officer and director that have previously become vested and exercisable in accordance with their terms and not as a result of the amended merger agreement.
(2)	Value determined by multiplying the number of unvested On2 Options by the difference between the per share value and the exercise price of the On2 Options. For purposes of the calculations, we assumed a per share value of $0.74, which was calculated based on the closing price of a share of Google Class A Common Stock on January 13, 2010 ($587.09). Such calculations do not include a deduction for any income or withholding taxes. Number and value of shares of Google Class A Common Stock received will vary depending on the trading price of Google Class A Common Stock.

As of January 15, 2010, On2 executive officers and directors held the following number of On2 Options with an exercise price greater than the per share value (assuming a per share value of $0.74), which On2 Options will be cancelled at the effective time of the merger for no consideration: Matthew Frost (250,000), James Bankoski (100,000), Paul Wilkins (115,000), Yaowu Xu (60,000), J. Allen Kosowsky (305,000), Thomas Weigman (75,000), Mike Kopetski (215,000), Mike Alfant (75,000), Afsaneh Naimollah (75,000) and James Meyer (90,000).

On2 Restricted Stock

Each grant of On2 restricted stock will become vested as of the effective time of the merger, and each holder of such On2 restricted stock, including On2 directors and executive officers, will have the right to receive, as more fully described in the section entitled “Update to the Merger Agreement—Treatment of On2 Stock Options and Other Equity-Based Awards—On2 Restricted Stock,” with respect to each share of On2 restricted stock, (i) 0.0010 of a share of Google Class A Common Stock, (ii) $0.15 in cash and (iii) an additional amount in cash in lieu of any fractional shares. The number of shares of Google Class A Common Stock to be issued to each holder of such On2 restricted stock will be reduced by that number of shares necessary to reflect any applicable tax withholding.

As of January 15, 2010, On2 executive officers and directors held the following number of shares of On2 restricted stock:

Name	Number of Shares of On2 Restricted Stock Held (1)	Value of Accelerated Vesting of On2 Restricted Stock (2)
Executive Officers
Matthew Frost	321,665	$238,032.10
Tim Reusing	195,000	$144,300.00
James Bankoski	205,831	$152,314.94
Wayne Boomer	242,000	$179,080.00
Paul Wilkins	0	0
Yaowu Xu	94,165	$69,682.10

Directors
J. Allen Kosowsky	0	$0
Thomas Weigman	0	$0
Mike Kopetski	0	$0
Mike Alfant	0	$0
Afsaneh Naimollah	0	$0
James Meyer	0	$0

(1)	Numbers presented above do not include 374,194 shares of On2 restricted stock held by Mr. Kosowsky which will vest in accordance with their terms on January 27, 2010; 129,032 shares of On2 restricted stock held by Mr. Weigman which will vest in accordance with their terms on January 27, 2010; 193,548 shares of On2 restricted stock held by Mr. Kopetski which will vest in accordance with their terms on January 27, 2010; and 161,290 shares of On2 restricted stock held by Mr. Alfant which will vest in accordance with their terms on January 27, 2010; 129,032 shares of On2 restricted stock held by Ms. Naimollah which will vest in accordance with their terms on January 27, 2010; and 161,290 shares of On2 restricted stock held by Mr. Meyer which will vest in accordance with their terms on January 27, 2010.
(2)	Value determined by multiplying the number of shares of On2 restricted stock held by the per share value. For purposes of the calculations, we assumed a per share value of $0.74 which was calculated based on the closing price of a share of Google Class A Common Stock on January 13, 2010 ($587.09). Such calculations do not include a deduction for any income or withholding taxes. Number and value of shares of Google Class A Common Stock received will vary depending on the trading price of Google Class A Common Stock.

On2 Restricted Stock Units (RSUs)

All 207,083 On2 RSUs outstanding, which are currently held by Paul Wilkins, On2’s Senior Vice President of Research and Development and Chief Technology Officer, will be fully vested as of the effective time of the merger. As a result, in connection with the merger Mr. Wilkins will be entitled to receive the per share value multiplied by the aggregate number of shares of On2 Common Stock underlying such On2 RSUs, or $153,241.42, less any income or employment tax withholding required under the Internal Revenue Code or federal, state, local or foreign law, paid entirely in cash.

Appraisal Rights

Under Section 262 of the DGCL, any holder of On2 Common Stock who does not wish to accept the merger consideration may elect to exercise appraisal rights in lieu of receiving the merger consideration. A stockholder who exercises appraisal rights may petition the Delaware Court of Chancery to determine the “fair value” of his, her or its shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, and receive payment of fair value in cash, together with interest, if any, as determined by the Court of Chancery. However, to exercise such appraisal rights, the stockholder must comply with the provisions of Section 262 of the DGCL.

The following discussion is a summary of the material provisions pertaining to appraisal rights under the DGCL. The full text of Section 262 of the DGCL is attached to this supplement as Annex S-B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of On2 common stock unless otherwise indicated.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders, as in the case of the amended merger agreement, the company, not less than 20 days prior to the meeting, must notify each of its stockholders for whom appraisal rights are available that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This supplement constitutes the required notice, and the applicable statutory provisions are attached to this supplement as Annex S-B. This summary of appraisal rights is not a complete summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the text of Section 262 of the DGCL attached as Annex S-B. Any holder of On2 Common Stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex S-B carefully. Failure to comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the merger consideration described in the amended merger agreement.

Stockholders wishing to exercise the right to seek an appraisal of their shares must do ALL of the following:

•

The stockholder must not vote in favor of the proposal to adopt the amended merger agreement and the transactions contemplated thereby. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger proposal or abstain. A vote in favor of the adoption of the amended merger agreement, in person or by proxy, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal.

•

The stockholder must deliver to On2 a written demand for appraisal before the vote on the merger proposal at the reconvened special meeting. Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the proposal to adopt the amended merger agreement and the transactions contemplated thereby will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

•

The stockholder must continuously hold the shares of On2 Common Stock from the date of making the demand through the effective time of the merger. A stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time of the merger.

•

The stockholder or the surviving company must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the merger. The surviving company is under no obligation to file any petition and has no intention of doing so.

Only a holder of record of shares of On2 Common Stock issued and outstanding immediately prior to the effective time of the merger may assert appraisal rights for the shares of stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates. The demand must reasonably inform On2 of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its shares of On2 Common Stock. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy-in-common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand to:

On2 Technologies, Inc.

3 Corporate Drive, Suite 100

Clifton Park, NY 12065

Attention: Corporate Secretary

If the merger is completed, the surviving entity will give written notice of the effective time of the merger within 10 days after the effective time to each former On2 stockholder who did not vote in favor of the merger proposal and who made a written demand for appraisal in accordance with Section 262 of the DGCL. Within 120 days after the effective time of the merger, but not later, either the surviving entity or any dissenting stockholder who has complied with the requirements of Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of On2 Common Stock held by all dissenting stockholders who have properly demanded appraisal. A person who is the beneficial owner of shares of On2 Common Stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The surviving entity is under no obligation to file any petition and has no intention of doing so. Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time of the merger, any stockholder who, to that point in time, has complied with the provisions of Section 262 of the DGCL, is entitled to receive from the surviving entity, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger proposal and with respect to which On2 has received demands for appraisal, and the aggregate number of holders of those shares. A person who is the beneficial owner of shares of On2 Common Stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the corporation the statement described in the previous sentence. The surviving entity must mail this statement to the stockholder within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.

Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the surviving company. If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving entity. If any party files a petition for appraisal in a timely manner, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings and any stockholder who fails to comply with this direction may be dismissed from the proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of On2 Common Stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, but together with interest, if any, to be paid on the amount determined to be fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at a rate of 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment.

In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the merger consideration described in the amended merger agreement. The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the merger consideration. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the effective time of the merger, vote the shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time of the merger; however, if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger either within 60 days after the effective time of the merger or thereafter with the written approval of the surviving entity, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration.

Any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving entity, except that any attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of the surviving entity, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on the terms the Delaware Court of Chancery deems just. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s shares will be converted into the right to receive the merger consideration.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the consideration for your dissenting shares in accordance with the amended merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a On2 stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

UPDATE TO THE MERGER AGREEMENT

The following section describes the material terms of the amendment to the merger agreement. This description of the amendment to the merger agreement is qualified in its entirety by reference to the full text of the amendment to the merger agreement, which is attached as Annex S-A to this supplement and is incorporated herein by reference. The amendment to the merger agreement has been included to provide you with information regarding its terms. Google and On2 encourage you to read the entire amendment to the merger agreement. The amendment to the merger agreement is not intended to provide any other factual information about Google or On2. Such information can be found elsewhere in this supplement and in the other public filings that each of Google and On2 makes with the SEC, which are available without charge at www.sec.gov.

The Merger

Sub I will merge with and into On2 with On2 continuing as a direct, wholly owned subsidiary of Google. Upon completion of the merger, On2 Common Stock will cease trading on the NYSE Amex and holders of On2 Common Stock will be entitled to receive the merger consideration for each outstanding share of On2 Common Stock held immediately prior to the merger. As soon as practicable following the merger, On2 will merge with and into Sub II, with Sub II continuing under the name “On2 Technologies LLC” as the surviving entity and a direct, wholly owned subsidiary of Google.

Per Share Merger Consideration

Each share of On2 Common Stock that is issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive the (a) stock consideration, consisting of 0.0010 of a share of Google Class A Common Stock and (b) cash consideration, consisting of $0.15 per share in cash.

No fractional shares of Google Class A Common Stock will be issued in connection with the merger. Instead, each On2 stockholder otherwise entitled to a fraction of a share of Google Class A Common Stock (after aggregating all fractional shares of Google Class A Common Stock issuable to such stockholder) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the volume weighted average trading price of a share of Google Class A Common Stock based on the sales price of every share of Google Class A Common Stock traded during the immediately preceding trading day prior to the closing of the merger, which is referred to in the amendment to the merger agreement as the trading price.

Conversion of Shares; Exchange of Certificates

The amended merger agreement provides that Google will select a bank or trust company, reasonably acceptable to On2, to act as the exchange agent. The amended merger agreement provides that on or prior to the date of completion of the merger, Google will make available to the exchange agent (a) a sufficient number of shares of Google Class A Common Stock in exchange for On2 capital stock and issuable with respect to in-the-money On2 Options and (b) the aggregate cash consideration payable in exchange for shares of On2 capital stock and On2 Options. In addition, from time to time, Google will make available to the exchange agent a sufficient amount of cash to make payments in lieu of fractional shares. The exchange agent will be entitled to deduct and withhold from the consideration payable or deliverable to any On2 stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, such amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

The amended merger agreement contemplates that, promptly following the completion of the merger, the exchange agent will mail to each record holder of On2 capital stock or On2 Options immediately prior to the completion of the merger a letter of transmittal and instructions for surrendering and exchanging such record holder’s On2 Common Stock certificates or written evidence of ownership of On2 Options. The amended merger agreement provides that, upon surrender of an On2 Common Stock certificate or written evidence of ownership of On2 Options for exchange to the exchange agent (or upon receipt of an appropriate agent’s message in the case of book-entry shares), together with a duly signed and completed letter of transmittal and such other documents as the exchange agent or Google may reasonably require, the holder of the On2 Common Stock certificate or written evidence of ownership of On2 Options will be entitled to receive the following:

•	the number of shares of Google Class A Common Stock calculated based on the exchange ratio of 0.0010;

•	the aggregate amount of the cash consideration payable;

•	cash in lieu of any fractional share of Google Class A Common Stock, without interest.

On2 Common Stock certificates or written evidence of ownership of On2 Options should not be surrendered for exchange by On2 stockholders before the effective time of the merger and should be sent only pursuant to instructions set forth in the letter of transmittal, which the amended merger agreement provides will be mailed to On2 stockholders as promptly as practicable following the completion of the merger. In all cases, the shares of Google Class A Common Stock, the cash consideration and the cash in lieu of fractional shares will be delivered only in accordance with the procedures set forth in the letters of transmittal.

Treatment of On2 Stock Options and Other Equity-Based Awards

On2 Stock Options

No outstanding On2 Option to acquire On2 Common Stock granted under On2’s stock incentive plans (whether vested or unvested) will be assumed by Google. Subject to the terms and conditions of the amended merger agreement, each On2 Option that is outstanding immediately prior to the effective time of the merger will become fully vested, and, to the extent unexercised, each holder of an On2 Option with an exercise price that is less than the Company Stock Price, which is referred to herein as 0.0010 multiplied by the trading price, will be entitled to receive a fraction of a validly issued, fully paid and non-assessable share of Google Class A Common Stock equal to the following exchange ratio:

•

(a) 0.0010 multiplied by the aggregate number of shares of On2 Common Stock underlying such holder’s option(s) less (b) the aggregate exercise price and any income or employment tax withholding required under federal, state, local or foreign law;

divided by

•	the trading price.

If this formula produces a fractional share, the holder of the On2 Option will receive a cash payment equal to the product obtained by multiplying such fractional share by the trading price, without interest, less any income or employment tax withholding required under the Internal Revenue Code or federal, state, local or foreign law.

The holder of such On2 Option will also receive an additional cash payment equal to the product obtained by multiplying $0.15 by the aggregate number of shares of On2 Common Stock underlying such holder’s option, less any applicable withholding.

Any On2 Options with an exercise price less than the per share value, but equal to or greater than the Company Stock Price, shall receive an amount in cash determined by multiplying the difference between the per share value and the option exercise price by the number of shares of On2 Common Stock subject to the On2 Options, less any applicable withholding.

Each On2 Option with an exercise price equal to or greater than the per share value will be automatically cancelled in connection with the merger and the holder of such an option will receive no consideration for such cancellation.

On2 Restricted Stock

No On2 restricted stock awards granted under On2’s stock incentive plans (whether vested or unvested) and outstanding at the effective time of the merger will be assumed by Google. Instead, subject to the terms and conditions of the amended merger agreement, each such grant will become vested as of the effective time of the merger, and each holder of such restricted stock will be entitled a fraction of a validly issued, fully paid and non-assessable share of Google Class A Common Stock equal to the following exchange ratio:

•

(a) 0.0010 multiplied by the aggregate number of shares of On2 Common Stock underlying such holder’s grant(s) less (b) any income or employment tax withholding required under federal, state, local or foreign law;

divided by

•	the trading price.

If this formula produces a fractional share, the holder of the restricted stock will receive a cash payment equal to the product obtained by multiplying such fractional share by the trading price, without interest, less any income or employment tax withholding required under the Internal Revenue Code or federal, state, local or foreign law.

The holder of such On2 restricted stock will also receive an additional cash payment equal to the product obtained by multiplying $0.15 by the aggregate number of shares of On2 Common Stock underlying such holder’s restricted stock grant, less any applicable withholding.

On2 Restricted Stock Units (“RSUs”)

No On2 RSU granted under On2’s stock incentive plans (whether vested or unvested) and outstanding at the effective time of the merger will be assumed by Google. Instead, subject to the terms and conditions of the amended merger agreement, each such On2 RSU will be fully vested as of the effective time of the merger. In connection with the merger, each grantee of an On2 RSU will be entitled to receive a cash payment equal to the per share value multiplied by the aggregate number of shares of On2 Common Stock underlying such grant(s) less any income or employment tax withholding required under the Internal Revenue Code or federal, state, local or foreign law.

UPDATE TO MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGER

The following is a summary of the material U.S. federal income tax consequences of the integrated merger to U.S. holders of On2 Common Stock who hold their stock as capital assets (generally, for investment). The summary is based on the Internal Revenue Code, the Treasury Regulations issued under the Internal Revenue Code, and administrative rulings and court decisions in effect as of the date of this supplement, all of which are subject to change at any time, possibly with retroactive effect. For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

A “non-U.S. holder” means a beneficial owner of On2 Common Stock (other than a partnership) that is not a U.S. holder. If a partnership (including any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds On2 Common Stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If a holder is a partner in a partnership holding On2 Common Stock, the holder should consult its tax advisors.

This summary is not a complete description of all the tax consequences of the integrated merger and, in particular, may not address U.S. federal income tax considerations applicable to On2 stockholders who are subject to special treatment under U.S. federal income tax law (including, for example, non-U.S. holders, certain former citizens or residents of the United States, financial institutions, dealers in securities, insurance companies or tax-exempt entities, holders exercising appraisal rights, holders who acquired On2 Common Stock pursuant to the exercise of an employee stock option or right or otherwise as compensation and holders who hold On2 Common Stock as part of a hedge, straddle, constructive sale or conversion transaction). This summary does not address the tax consequences of any transaction other than the integrated merger, whether or not such transaction is in connection with the integrated merger. Also, this summary does not address U.S. federal income tax considerations applicable to holders of On2 restricted stock, On2 RSUs, On2 Options or On2 Warrants to purchase On2 Common Stock, or holders of debt instruments convertible into On2 Common Stock. In addition, no information is provided with respect to the tax consequences of the integrated merger under applicable state, local or non-U.S. laws or under estate, gift, excise or other non-income tax laws.

The integrated merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The purpose of the two-step merger structure is to qualify the transaction as a reorganization pursuant to Section 368(a) of the Code. The two-step merger structure has also been adopted to reduce exposure to corporate-level tax costs in certain circumstances. The structure will not affect the tax treatment of On2 stockholders.

It is a condition to the closing of the integrated merger that each of Google and On2 receive an opinion from its counsel to the effect that the integrated merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Such tax opinions will be based on representations of Google and On2 and certain assumptions set forth in the opinions. Neither Google nor On2 will seek a ruling from the Internal Revenue Service (the “IRS”) that the integrated merger qualifies as a tax-free reorganization, and the tax opinions will not be binding on the IRS or a court, which may adopt a contrary position. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth herein. In addition, if any of the facts, representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the integrated merger could be adversely affected.

Based on certain customary factual representations provided by Google and On2, and on certain assumptions regarding factual matters, including that the state of facts existing as of the effective time of the integrated merger will be consistent with such representations, in the opinions of Wilson Sonsini Goodrich & Rosati, Professional Corporation and Hogan & Hartson LLP, the integrated merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, with the following U.S. federal income tax consequences.

If the integrated merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, then:

•

An On2 stockholder will recognize gain, but not loss, upon the exchange of On2 Common Stock for Google Class A Common Stock and cash in the integrated merger equal to the lesser of (i) the amount of cash received by the On2 stockholder (excluding any cash received in lieu of fractional shares) and (ii) the excess of the “amount realized” by the On2 stockholder over the On2 stockholder’s tax basis in the On2 Common Stock exchanged. The “amount realized” by the On2 stockholder will equal the sum of the fair market value of the Google Class A Common Stock and the amount of cash (including any cash received in lieu of fractional shares) received by the On2 stockholder;

•

The aggregate tax basis of Google Class A Common Stock received by an On2 stockholder in the integrated merger (including the basis in any fractional share for which cash is received) will be the same as the stockholder’s aggregate tax basis in On2 Common Stock surrendered in the integrated merger, reduced by the amount of cash the On2 stockholder received (excluding any cash received in lieu of fractional shares), and increased by the amount of gain that the On2 stockholder recognizes (excluding any gain or loss from the deemed receipt and redemption of fractional shares described below);

•

An On2 stockholder receiving cash in the integrated merger in lieu of a fractional share of Google Class A Common Stock will be treated as if such fractional share were issued in the integrated merger and then redeemed by Google for cash, resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis allocable to the fractional share and the amount of cash received; and

•	The holding period of Google Class A Common Stock received by an On2 stockholder in the integrated merger will include the holding period of the On2 Common Stock held by such On2 stockholder.

Any gain or loss recognized by an On2 stockholder will be long-term capital gain or loss if the stockholder’s holding period for the On2 Common Stock is more than a year at the time of the integrated merger. Individuals are eligible for reduced rates of taxation with respect to long-term capital gains. For an On2 stockholder who acquired different blocks of On2 Common Stock at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the integrated merger, and a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares. If an On2 stockholder has differing bases or holding periods in respect of shares of On2 Common Stock, the On2 stockholder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Google Class A Common Stock received in the integrated merger.

Neither Google nor On2 will recognize any gain or loss as a result of the integrated merger.

Reporting

On2 stockholders who owned at least five percent (by vote or value) of the total outstanding stock of On2 or On2 stock with a tax basis of $1 million or more are required to attach a statement to their tax returns for the year in which the integrated merger is completed that contains the information listed in Treasury Regulations Section 1.368- 3(b). Such statement must include the stockholder’s tax basis in the stockholder’s On2 Common Stock and the fair market value of such stock.

Backup Withholding

Backup withholding may apply with respect to the cash received by an On2 stockholder in the integrated merger unless the stockholder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a correct taxpayer identification number (typically by completing and signing an IRS Form W-9), certifies as to no loss of exemption from backup withholding and that such holder is a U.S. person (including a U.S. resident alien) and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

The foregoing discussion of U.S. federal income tax consequences is not intended to constitute a complete description of all tax consequences relating to the integrated merger. The tax consequences of the integrated merger to an On2 stockholder will depend upon the facts of the stockholder’s particular situation. Because individual circumstances may differ, On2 stockholders are urged to consult with their own tax advisor regarding the applicability of the rules discussed above and the particular tax effects of the integrated merger, including the application of state, local and non-U.S. tax laws.

UPDATE TO COMPARATIVE MARKET PRICES AND DIVIDENDS

Google Class A Common Stock trades on The Nasdaq Global Select Market, and On2 Common Stock trades on the NYSE Amex. The following table sets forth the high and low sales prices of shares of Google Class A Common Stock as reported on The Nasdaq Global Select Market and On2 Common Stock as reported on the NYSE Amex.

Google Class A Common Stock			On2 Common Stock
	High	Low		High	Low
2006			2006
Quarter ended March 31, 2006	$475.11	$331.55	Quarter ended March 31, 2006	$1.48	$0.70
Quarter ended June 30, 2006	$450.72	$360.57	Quarter ended June 30, 2006	$1.08	$0.65
Quarter ended September 30, 2006	$427.89	$363.36	Quarter ended September 30, 2006	$0.86	$0.55
Quarter ended December 31, 2006	$513.00	$398.19	Quarter ended December 31, 2006	$1.26	$0.65
2007			2007
Quarter ended March 31, 2007	$513.00	$437.00	Quarter ended March 31, 2007	$1.65	$1.02
Quarter ended June 30, 2007	$534.99	$452.12	Quarter ended June 30, 2007	$3.99	$1.57
Quarter ended September 30, 2007	$571.79	$480.46	Quarter ended September 30, 2007	$3.05	$1.00
Quarter ended December 31, 2007	$747.24	$569.61	Quarter ended December 31, 2007	$1.71	$0.75
2008			2008
Quarter ended March 31, 2008	$697.37	$412.11	Quarter ended March 31, 2008	$1.18	$0.81
Quarter ended June 30, 2008	$602.45	$441.00	Quarter ended June 30, 2008	$1.06	$0.56
Quarter ended September 30, 2008	$555.68	$380.71	Quarter ended September 30, 2008	$0.70	$0.31
Quarter ended December 31, 2008	$416.98	$247.30	Quarter ended December 31, 2008	$0.41	$0.11
2009			2009
Quarter ended March 31, 2009	$381.00	$282.75	Quarter ended March 31, 2009	$0.59	$0.16
Quarter ended June 30, 2009	$447.34	$340.61	Quarter ended June 30, 2009	$0.65	$0.28
Quarter ended September 30, 2009	$507.00	$395.98	Quarter ended September 30, 2009	$0.60	$0.37
Quarter ended December 31, 2009	$625.99	$482.60	Quarter ended December 31, 2009	$0.62	$0.51

Neither Google nor On2 has declared dividends on its respective common stock during the last three fiscal years.

On January 6, 2010, the last full trading day before the public announcement of the amendment to the merger agreement, the high and low sales prices of shares of Google Class A Common Stock as reported on The Nasdaq Global Select Market were $625.86 and $606.36, respectively. On January 14, 2010, the last full trading day before the date of this supplement, the high and low sale prices of shares of Google Class A Common Stock as reported on The Nasdaq Global Select Market were $594.20 and $582.81, respectively.

On January 6, 2010, the last full trading day before the public announcement of the amendment to the merger agreement, the high and low sales prices of shares of On2 Common Stock as reported on the NYSE Amex were $0.62 and $0.59, respectively. On January 14, 2010, the last full trading day before the date of this supplement, the high and low sales prices of shares of On2 Common Stock as reported on the NYSE Amex were $0.74 and $0.72, respectively.

As of January 15, 2010, there were approximately 2,751 registered holders of Google Class A Common Stock and 348 registered holders of On2 Common Stock.

On2 stockholders are advised to obtain current market quotations for Google Class A Common Stock and On2 Common Stock. The market price of Google Class A Common Stock and On2 Common Stock will fluctuate between the date of this supplement and the completion of the merger. No assurance can be given concerning the market price of Google Class A Common Stock or On2 Common Stock before or after the effective date of the merger.

UPDATE TO SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS OF ON2

The following provides updated beneficial ownership information, as of January 15, 2010, of shares of On2 Common Stock with respect to (i) each director of On2, (ii) each executive officer of On2, (iii) all directors and executive officers as a group and (iv) each person known by On2 to be a beneficial owner of more than 5% of On2’s outstanding Common Stock, together with their respective percentages. All ownership information is based upon filings made by those persons with the SEC or upon information provided to On2. To On2’s knowledge, each of the stockholders listed below has sole voting and investment power as to the shares of Common Stock owned by such holder, unless otherwise noted. Unless otherwise indicated below, the address of each person named in the table below is On2 Technologies, Inc., 3 Corporate Drive, Suite 100, Clifton Park, New York 12065.

	Amount and Nature of Beneficial Ownership (1) (Number of Shares)
Name and Address of Beneficial Owner	Title of Class	Total	Percent of Class
James Bankoski (2)	Common	346,759	*
Senior Vice President of Core Technologies and Chief Technology Officer
Wayne A. Boomer	Common	267,000	*
Senior Vice President and Chief Financial Officer
Matthew Frost (3)	Common	1,050,303	*
Interim Chief Executive Officer and Chief Operating Officer
Tim Reusing (4)	Common	377,296	*
General Counsel, Executive Vice President, Corporate and Business Development and Secretary
Paul Wilkins (5)	Common	140,430	*
Senior Vice President of Research and Development and Chief Technology Officer
Mike Alfant (6)	Common	489,363	*
Director
Mike Kopetski (7)	Common	599,138	*
Director
J. Allen Kosowsky (8)	Common	1,342,503	*
Director
James Meyer (9)	Common	474,242	*
Director
Afsaneh Naimollah (10)	Common	369,622	*
Director
Thomas Weigman (11)	Common	692,140	*
Director
All directors and executive officers as a group (11 persons)	Common	6,148,796	3.49%
Capman Capital Management Oy (12) (13)	Common	14,935,402	8.38%

*	Represents less than one percent (1%) of On2’s outstanding shares of On2 Common Stock.
(1)	Pursuant to current regulations of the SEC, securities must be listed as “beneficially owned” by a person who directly or indirectly has or shares voting power or dispositive power with respect to the securities, whether or not the person has any economic interest in the securities. In addition, a person is deemed a beneficial owner if they have the right to acquire beneficial ownership within 60 days, whether upon the exercise of a stock option or warrant, conversion of a convertible security or otherwise.
(2)	Includes 271,759 shares of On2 Common Stock and On2 Options to purchase 75,000 shares of On2 Common Stock that are exercisable within 60 days.
(3)	Includes 625,303 shares of On2 Common Stock and On2 Options to purchase 425,000 shares of On2 Common Stock that are exercisable within 60 days.

(4)	Includes 377,296 shares of On2 Common Stock.
(5)	Includes 34,333 shares of On2 Common Stock and options to purchase 90,000 shares of On2 Common Stock that are exercisable within 60 days. Also includes 16,097 shares of On2 Common Stock held indirectly as trustee for a trust for Mr. Wilkins’ children.
(6)	Includes 289,363 shares of On2 Common Stock and On2 Options to purchase 200,000 shares of On2 Common Stock that are exercisable within 60 days.
(7)	Includes 309,138 shares of On2 Common Stock and On2 Options to purchase 290,000 shares of On2 Common Stock that are exercisable within 60 days.
(8)	Includes 1,037,503 shares of On2 Common Stock and On2 Options to purchase 305,000 shares of On2 Common Stock that are exercisable within 60 days.
(9)	Includes 294,242 shares of On2 Common Stock, of which 275,242 shares are held directly, 10,000 shares are held as trustee for the trust beneficially owned by Sara Meyer, and 9,000 shares are held indirectly by trust for his sons. Mr. Meyer disclaims beneficial ownership of the securities held in trust for his sons. Also includes On2 Options to purchase 180,000 shares of On2 Common Stock that are exercisable within 60 days.
(10)	Includes 219,622 shares of On2 Common Stock and On2 Options to purchase 150,000 shares of On2 Common Stock that are exercisable within 60 days.
(11)	Includes 252,140 shares of On2 Common Stock and On2 Options to purchase 440,000 shares of On2 Common Stock that are exercisable within 60 days.
(12)	The address of Capman Capital Management Oy is Korkeavuorenkatu 32, 00130 Helsinki, Finland.
(13)	According to a Schedule 13G filed with the SEC on March 14, 2008 by Capman Capital Management Oy (“Capman”), in its capacity as the general partner of Finnventure Rahasto V Ky (“Finnventure V”) and Finnventure Rahasto V ET Ky (“Finnventure V ET”), Capman has sole dispositive and voting power with respect to shares of On2 Common Stock listed above, of which 5,142,021 shares are directly held by Finnventure V and 5,142,021 shares are directly held by Finnventure V ET. Finnventure V and Finnventure V ET are both limited partnerships in which Capman acts as the general partner. Additionally, of the 12,500,000 shares that On2 was required to issue to the former holders of Hantro as post-closing contingent consideration, On2 understands that 2,325,680 of such shares are held directly by Finnventure V and 2,325,680 of such shares are held directly by Finnventure V ET. On2 issued these shares in July 2008, subsequent to the date Capman filed its Schedule 13G. Accordingly, the above table sets forth an aggregate of 14,935,402 shares of On2 Common Stock beneficially owned by Capman.

UPDATE TO ON2 PROPOSAL 2—ADJOURNMENT OF THE RECONVENED SPECIAL MEETING

In this proposal, you are being asked to authorize the holder of any proxy solicited by On2’s board of directors to vote in favor of the proposal to adjourn the reconvened special meeting to another time and place, if necessary, including adjournments to permit further solicitation of proxies in favor of the merger proposal. If On2 stockholders approve the adjournment proposal, On2 could adjourn the reconvened special meeting and any adjourned session of the reconvened special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from our stockholders that have previously voted.

If at the reconvened special meeting the number of shares of On2 Common Stock represented and voting in favor of adoption of the merger proposal is not sufficient to adopt the amended merger agreement, On2 may move to adjourn the reconvened special meeting in order to enable On2’s board of directors to solicit additional proxies in respect of such proposal. In the event of a motion to adjourn the reconvened special meeting, On2 will ask its stockholders to vote only upon the adjournment proposal, and not the merger proposal.

The On2 board of directors recommends that On2 stockholders vote “FOR” Proposal 2.

UPDATE TO LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, on behalf of Google, and Hogan & Hartson LLP, on behalf of On2, will pass upon certain legal matters to the effect that the integrated merger, as described in the amended merger agreement, will constitute a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

UPDATE TO OTHER MATTERS

As of the date of this supplement, the On2 board of directors does not know of any other business to be presented for consideration at the reconvened special meeting. If other matters properly come before the reconvened special meeting, the persons named in the accompanying form of proxy intend to vote on any other matters based on their best judgment.

ON2 STOCKHOLDER PROPOSALS

On2 will hold a 2010 annual meeting of stockholders only if the merger is not completed. If it is determined that the merger will not be completed as contemplated by the amended merger agreement, stockholder proposals for inclusion in On2’s proxy statement and form of proxy relating to its annual meeting of stockholders to be held in 2010 must have been received by On2’s Corporate Secretary at On2’s principal executive offices, at 3 Corporate Drive, Suite 100, Clifton Park, NY 12065, no later than December 7, 2009, which is 120 calendar days prior to April 6, 2010 (the first anniversary of On2’s proxy statement released in connection with its 2009 annual meeting).

WHERE YOU CAN FIND MORE INFORMATION

Google filed with the SEC a registration statement, as amended, on Form S-4 that registers the shares of Google Class A Common Stock to be issued to On2 stockholders in connection with the merger. This supplement and the definitive proxy statement/prospectus are a part of that registration statement and constitute a prospectus of Google in addition to being a proxy statement of On2 for the reconvened special meeting of On2 stockholders. The registration statement, as amended, including the exhibits and schedules attached thereto, contains additional relevant information about Google and Google stock. The rules and regulations of the SEC allow Google to omit certain information included in the registration statement from this supplement.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like Google and On2, who file electronically with the SEC. The address of the site is http://www.sec.gov.

Google and On2 file annual, quarterly and current reports, proxy statements and other information with the SEC. The reports and other information filed by Google with the SEC are also available at Google’s website at http://investor.google.com. The reports and other information filed by On2 with the SEC are also available at On2’s website at http://www.on2.com. The web addresses of the SEC, Google and On2 are included as inactive textual references only. Except as specifically incorporated by reference in this supplement, information on those web sites is not part of this supplement.

Incorporation by Reference

The SEC allows Google and On2 to incorporate by reference information in this supplement. This means that Google and On2 can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this supplement, except for any information that is superseded by information that is included directly in this supplement.

This supplement incorporates by reference the documents listed below that Google and On2 previously filed with the SEC, as well as the annexes to this supplement. They contain important information about the companies and their financial condition.

Google SEC Filings

(SEC File No. 000-50726; CIK No. 0001288776)

Filing	Period or Date Filed

Annual Report on Form 10-K (including the information incorporated by reference therein from Google’s definitive proxy statement filed with the SEC on March 24, 2009)	Year ended December 31, 2008

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2009; June 30, 2009 and September 30, 2009

Current Reports on Form 8-K	Dated January 22, 2009; March 3, 2009; April 16, 2009; May 11, 2009; June 18, 2009; July 16, 2009; August 7, 2009; October 13, 2009; October 15, 2009; November 10, 2009 and January 13, 2010 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)

Registration Statement on Form 10, as amended, describing Google Class A Common Stock	Filed on April 29, 2004

On2 SEC Filings

(SEC File No. 001-15117; CIK No. 0001045280)

Filing	Period or Date Filed

Annual Report on Form 10-K (including the information incorporated by reference therein from On2’s definitive proxy statement filed with the SEC on April 7, 2009)	Year ended December 31, 2008

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2009; June 30, 2009 and September 30, 2009

Current Reports on Form 8-K	Dated January 22, 2009; March 5, 2009; March 18, 2009; March 24, 2009; April 30, 2009; July 29, 2009; August 6, 2009 (two filings); August 7, 2009; August 12, 2009; October 26, 2009; October 29, 2009; December 9, 2009 and January 13, 2010 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)

Google and On2 also incorporate by reference additional documents that may be filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this supplement and the date of the reconvened special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Google has supplied all information contained or incorporated by reference in this supplement relating to Google and On2 has supplied all such information relating to On2. If you are a stockholder, we may have previously sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the SEC or the SEC’s website as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this supplement, the exhibit will also be provided without charge. Stockholders may obtain documents incorporated by reference in this supplement by requesting them in writing or by telephone from the appropriate company at the following addresses:

Google Inc.	On2 Technologies, Inc.
1600 Amphitheatre Parkway	3 Corporate Drive, Suite 100
Mountain View, CA 94043	Clifton Park, NY 12065
Investor Relations	Investor Relations
Telephone: (650) 253-0000	Telephone: (518) 348-0099

On2 stockholders requesting documents should do so by February 9, 2010 (which is five business days prior to the reconvened special meeting) in order to ensure you receive them before the reconvened special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Google or On2, they will be mailed to you by first-class mail, or another equally prompt means, within one business day after receipt of your request.

You should rely only on the information contained or incorporated by reference in this supplement and the definitive proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this supplement and the definitive proxy statement/prospectus. This supplement is dated January 15, 2010. You should not assume that the information contained in this supplement is accurate as of any date other than that date. Neither the mailing of this supplement to stockholders nor the issuance of Google Class A Common Stock in the merger creates any implication to the contrary.

PLEASE VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE!

▼  TO SUBMIT A PROXY BY MAIL, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ON2 TECHNOLOGIES, INC.

On2 Technologies, Inc.

Reconvened Special Meeting of Stockholders

To be Held on February 17, 2010

P R O X Y

The undersigned stockholder(s) of On2 Technologies, Inc., a Delaware corporation, hereby acknowledges receipt of the Supplement, dated January 15, 2010 (the “Supplement”), and the Proxy Statement/Prospectus, dated November 3, 2009 (the “Proxy Statement/Prospectus”), and hereby appoints Tim Reusing and Wayne Boomer, and each of them, Proxies and Attorneys-in-Fact, each with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the reconvened special meeting of stockholders of On2 Technologies, Inc. to be held at the Comfort Suites in Venetian Room II at 7 Northside Drive, Clifton Park, NY 12065 on February 17, 2010 at 4:00 p.m., local time, and at any adjournment or postponement thereof, and to vote all shares of On2 Common Stock which the undersigned would be entitled to vote if personally present on any of the matters described in this Supplement and the Proxy Statement/Prospectus.

By executing this proxy, you are authorizing Mr. Reusing and Mr. Boomer to vote all shares of On2 Common Stock owned by you as of the record date. If you previously submitted a proxy for the special meeting of stockholders that was convened and adjourned on December 18, 2009, and reconvened and further adjourned on December 23, 2009, which proxy has not subsequently been revoked, and are a holder of record as of the record date, Mr. Reusing and/or Mr. Boomer will vote that proxy at the reconvened special meeting in the manner specified and you do not need to do anything further.

THIS PROXY WILL BE VOTED AS DIRECTED. IN THE ABSENCE OF DIRECTION, THIS PROXY WILL BE VOTED IN FAVOR OF (i) ADOPTION OF THE MERGER AGREEMENT, AS AMENDED, AND (ii) THE ADJOURNMENT OF THE ON2 RECONVENED SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES, IN THE EVENT THAT THERE ARE NOT SUFFICIENT VOTES AT THE TIME OF THE RECONVENED SPECIAL MEETING TO ADOPT THE MERGER AGREEMENT, AS AMENDED.

(Continued and to be signed on other side)

YOUR VOTE IS IMPORTANT.

Please take a moment now to vote your shares of On2 Technologies, Inc.

Common Stock for the Reconvened Special Meeting of Stockholders.

YOU CAN SUBMIT A PROXY TODAY IN ONE OF THREE WAYS:

1. Submit a Proxy by Telephone—Please call toll-free at 1-866-239-6853 on a touch-tone telephone and follow the simple recorded instructions. Your vote will be confirmed and cast as you directed. (Toll-free telephone voting is available for residents of the U.S. and Canada only. If outside the U.S. or Canada, call 1-215-521-1344.)

OR

2. Submit a Proxy by Internet—Please access https://www.proxyvotenow.com/ONT and follow the simple instructions on the screen. Please note you must type an “s” after http.

You may submit a proxy to have your shares voted at the reconvened special meeting by telephone or internet 24 hours a day, seven days a week. If you are submitting a proxy by telephone or via the internet, your voting instructions must be received prior to the time the vote is taken at the reconvened special meeting. Submitting a proxy by telephone or internet authorizes the named proxies to vote your shares in the same manner as if you had executed a proxy card.

OR

3. Submit a Proxy by Mail—If you do not have access to a touch-tone telephone or to the internet, please complete, sign, date and return the proxy card in the envelope provided to: On2 Technologies, Inc., c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5154, New York, NY 10126-2375.

▼ TO SUBMIT A PROXY BY MAIL, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

Please mark your ☒

vote as in this example

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2.

1.      To adopt the Agreement and Plan of Merger, dated as of August 4, 2009, by and among On2 Technologies, Inc., Google Inc. and Oxide Inc., as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 7, 2010, by and among On2 Technologies, Inc., Google Inc., Oxide Inc. and Oxide LLC (the “merger proposal”).

FOR AGAINST ABSTAIN ☐ ☐ ☐

2.      If submitted to a vote, to approve the adjournment of the reconvened special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the reconvened special meeting to approve the merger proposal (the “adjournment proposal”).

FOR AGAINST ABSTAIN ☐ ☐ ☐
Date: , 2010

Signature

Signature (if held jointly)

Title(s), if any

This proxy should be marked, dated and signed by each stockholder exactly as such stockholder’s name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. A corporation is requested to sign its name by its President or other authorized officer, with the office held designated. If shares are held by joint tenants or as community property, both holders should sign.

Please mark, sign and date your proxy card and return it promptly in the enclosed envelope.

ANNEX S-A

EXECUTION COPY

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER, dated as of January 7, 2010 (this “Amendment”) is made and entered into by and among Google Inc., a Delaware corporation (“Parent”), Oxide Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub I”), Oxide LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent, (“Sub II”), and On2 Technologies, Inc., a Delaware corporation (the “Company”).

RECITALS

A. WHEREAS, the Parent, Sub I and the Company entered into that certain Agreement and Plan of Merger, dated as of August 4, 2009 (the “Merger Agreement”).

B. WHEREAS, the parties desire to amend the Merger Agreement as provided herein and to add Sub II as a party thereto in accordance with Section 7.4 of the Merger Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the parties agree as follows:

Section 1. Definitions. Capitalized terms used in this Amendment but not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

Section 2. Amendment of the Merger Agreement. The following provisions of the Merger Agreement are hereby amended as follows:

2.01 Recital A. Recital A to the Merger Agreement is hereby amended and restated in its entirety as follows:

“A. The respective Boards of Directors of each of Parent, Sub I and the Company believe it is advisable and in the best interests of each such respective company and its respective stockholders to consummate the merger of Sub I with and into the Company (the “Merger”) on the terms and subject to the conditions provided for in this Agreement and, in furtherance thereof, have approved this Agreement and the Merger.”

2.02 Recital B. Recital B to the Merger Agreement is hereby amended and restated in its entirety as follows:

“B. As soon as practicable following the Merger, Parent shall cause the Company to merge with and into Sub II (the “Second Step Merger” and, taken together with the Merger, the “Integrated Merger”). The Integrated Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code (as defined below). Parent and the Company intend that the Integrated Merger will constitute integrated steps in a single “plan of reorganization” within the meaning of Treasury Regulation §§1.368-2(g) and 1.368-3, which plan of reorganization the parties hereby adopt by executing this Agreement.”

2.03 References to Sub II. Except as set forth in Section 2.21 hereof, the Merger Agreement is hereby amended to replace all instances of (i) “Parent and Sub” with “Parent, Sub I and Sub II,” (ii) “Parent or Sub” with “Parent, Sub I or Sub II,” (iii) “other than Parent, Sub or any designees or representatives of Parent or Sub” with “other than Parent, Sub I, Sub II or any designees or representatives of Parent, Sub I or Sub II,” (iv) “neither Parent nor Sub” with “none of Parent, Sub I or Sub II” and (v) “Parent, Sub and the Company” with “Parent, Sub I, Sub II and the Company.”

2.04 Section 1.1. Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“The Integrated Merger. At the Effective Time (as defined below) and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, Sub I shall be merged with and into the Company, and, as a result thereof, the separate corporate existence of Sub I shall cease, and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent. The surviving corporation after the Merger is hereinafter referred to as the “Interim Surviving Corporation.” As soon as practicable after the Effective Time, and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the DGCL and the Delaware Limited Liability Company Act (the “LLC Act”), the Interim Surviving Corporation shall be merged with and into Sub II, and, as a result thereof, the separate corporate existence of the Interim Surviving Corporation shall cease, and Sub II shall continue as the surviving entity and as a wholly owned subsidiary of Parent. The surviving entity after the Second Step Merger is hereinafter referred to as the “Final Surviving Entity.””

2.05 References to Surviving Corporation. The Merger Agreement is hereby amended to replace all instances of “Surviving Corporation” with “Final Surviving Entity.”

2.06 Section 1.2. Section 1.2 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to Section 7.1 hereof, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (San Francisco time) on the second Business Day following satisfaction or waiver of the conditions set forth in Article VI hereof (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Parent, 1600 Amphitheatre Parkway, Mountain View, California 94043, unless another time or place is mutually agreed upon in writing by Parent and the Company. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.” On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the applicable provisions of the DGCL (the time of such filing (or such later time as may be agreed upon in writing by the parties that is specified in the Certificate of Merger) shall be referred to herein as the “Effective Time”). As soon as practicable after the Effective Time, Parent shall cause the Second Step Merger to be consummated by filing a certificate of merger relating to the Second Step Merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and the LLC Act (the time of such filing (or such later time as may be agreed upon in writing by the parties that is specified in the Second Step Certificate of Merger) shall be referred to herein as the “Second Step Effective Time”).”

2.07 Section 1.3. Section 1.3 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Effect of the Integrated Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Sub I shall vest in the Interim Surviving Corporation, and all debts, liabilities and duties of the Company and Sub I shall become the debts, liabilities and duties of the Interim Surviving Corporation. At the Second Step Effective Time, the effect of the Second Step Merger shall be as provided in the applicable provisions of the DGCL and the LLC Act. Without limiting the generality of the foregoing, and subject thereto, at the Second Step Effective Time, all of the property, rights, privileges, powers and franchises of the Interim Surviving Corporation and Sub II shall vest in the Final Surviving Entity, and all debts, liabilities and duties of the Interim Surviving Corporation and Sub II shall become the debts, liabilities and duties of the Final Surviving Entity.”

2.08 Section 1.4. Section 1.4 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Formation Documents.

(a) The Certificate of Incorporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation of Sub I as in effect immediately prior to the Effective Time (except that Article First of the certificate of incorporation shall (i) read as follows: “The name of the corporation is On2 Technologies, Inc.” and (ii) provide that the sole incorporator shall continue to be the sole incorporator of the Company) and, as so amended, shall be the certificate of incorporation of the Interim Surviving Corporation until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation.

(b) The bylaws of the Company shall be amended as of the Effective Time to be identical to the bylaws of Sub I, as in effect immediately prior to the Effective Time and, as so amended, shall be the bylaws of the Interim Surviving Corporation until thereafter amended in accordance with the DGCL and as provided in such bylaws.

(c) Unless otherwise determined by Parent prior to the Effective Time, the certificate of formation of Sub II as in effect immediately prior to the Second Step Effective Time shall be the certificate of formation of the Final Surviving Entity in the Second Step Merger until thereafter amended in accordance with the LLC Act and as provided in such certificate of formation; provided, however, that at the Second Step Effective Time, Article I of such certificate of formation shall be amended and restated in its entirety to read as follows: “The name of this limited liability company is On2 Technologies, LLC.”

(d) Unless otherwise determined by Parent prior to the Effective Time, the limited liability company agreement of Sub II as in effect immediately prior to the Second Step Effective Time shall be the limited liability company agreement of the Final Surviving Entity, until thereafter amended in accordance with the LLC Act and as provided in such limited liability company agreement; provided, however, that at the Effective Time, such limited liability company agreement shall be amended and restated in its entirety to read as follows: “The name of this limited liability company is On2 Technologies, LLC.””

2.09 Section 1.5. Section 1.5 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(a) Directors of the Interim Surviving Corporation and Managers of the Final Surviving Entity. The directors of Sub I immediately prior to the Effective Time shall be the directors of the Interim Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the Interim Surviving Corporation in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Interim Surviving Corporation until their respective successors are duly elected and qualified. The directors of the Interim Surviving Corporation immediately prior to the Second Step Effective Time shall be the managers of the Final Surviving Entity immediately after the Second Step Effective Time, each to hold the office of a manager of the Final Surviving Entity in accordance with the provisions of the LLC Act and the certificate of formation and limited liability company agreement of the Final Surviving Entity until their respective successors are duly elected and qualified.

(b) Officers of the Interim Surviving Corporation and the Final Surviving Entity. The officers of Sub I immediately prior to the Effective Time shall be the officers of the Interim Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Interim Surviving Corporation. The officers of the Interim Surviving Corporation immediately prior to the Second Step Effective Time shall be the officers of the Final Surviving Entity immediately after the Second Step Effective Time, each to hold office in accordance with the provisions of the limited liability company agreement of the Final Surviving Entity.”

2.10 Section 1.6(a). The definitions of Exchange Ratio, Option Merger Consideration, Restricted Stock Unit Consideration and Trading Price set forth in Section 1.6(a) of the Merger Agreement are hereby amended and restated in their entirety as follows:

““Exchange Ratio” shall mean 0.0010.

“Option Merger Equity Consideration” shall mean the Company Stock Price multiplied by the number of shares of Company Common Stock underlying any applicable Company Option, less the sum of (i) the per share exercise price of such Company Option multiplied by the number of shares of Company Common Stock underlying such Company Option and (ii) the aggregate income or employment tax withholding required under the Code or any provision of state, local or foreign tax Law, if any.

“Restricted Stock Unit Consideration” shall mean the Per Share Value multiplied by the number of shares of Company Common Stock underlying any applicable Company Restricted Stock Unit, less any income or employment tax withholding required under the Code or any provision of state, local or foreign tax Law.

“Trading Price” shall mean the volume weighted-average trading price of a share of Parent Common Stock as reported on Nasdaq based on the sales price of every share of Parent Common Stock traded during the immediately preceding trading day prior to the Closing.”

2.11 Additional Definitions. Section 1.6(a) of the Merger Agreement is hereby amended to include the following definitions:

““Company Stock Price” shall mean the dollar amount determined by multiplying 0.0010 by the Trading Price.

“Per Share Value” shall mean the sum of (i) $0.15 and (ii) the Company Stock Price.”

2.12 Deleted Definitions. Section 1.6(a) of the Merger Agreement is hereby amended by deleting the definition of Restricted Stock Consideration in its entirety.

2.13 Section 1.6(b)(i). Section 1.6(b)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(i) Company Capital Stock. Other than as set forth in Section 1.6(e), each share of Company Capital Stock that is outstanding immediately prior to the Effective Time (other than shares of Company Restricted Stock and Company Capital Stock owned by Parent, Sub I, Sub II or the Company, or by any direct or indirect wholly-owned Subsidiary of Parent, Sub I, Sub II or the Company, in each case immediately prior to the Effective Time), shall be canceled and extinguished and automatically converted into the right to receive (i) the number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”), plus (ii) $0.15 in cash (the “Cash Consideration”), plus (iii) the cash payable in lieu of fractional shares pursuant to Section 1.6(e) upon the surrender of the certificate, if any, representing such share of Company Capital Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9). The Stock Consideration and the Cash Consideration, together with any cash payable in lieu of fractional shares pursuant to Section 1.6(e), are collectively referred to herein as the “Merger Consideration”.”

2.14 Section 1.6(b)(iii). Section 1.6(b)(iii) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(iii) Capital Stock of Subs. Each share of common stock of Sub I issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock of the Interim Surviving Corporation. Each stock certificate of Sub I evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Interim Surviving Corporation. Each share of Common Stock of the Interim Surviving Corporation issued and outstanding immediately after the Effective Time shall be converted into and exchanged for the applicable corresponding interest of the Final Surviving Entity. Each stock certificate of the Interim Surviving Corporation evidencing ownership of any such shares shall continue to evidence the applicable corresponding interest in the Final Surviving Entity.”

2.15 Section 1.6(c)(i) and (ii). Sections 1.6(c)(i) and (ii) of the Merger Agreement are hereby amended and restated in their entirety as follows:

“(c) Treatment of Company Options, Company Restricted Stock, Company Restricted Stock Units and Company Warrants.

(i) Company Options.

    (A) No Company Option (whether vested or unvested) shall be assumed by Parent. Each Company Option that is outstanding immediately prior to the Effective Time shall become, as of immediately prior to the Effective Time, fully vested and exercisable.

    (B) At the Effective Time, each then outstanding Company Option (regardless of the exercise price thereof) shall, by virtue of the Merger, be cancelled such that no Company Option shall remain outstanding immediately after the Effective Time.

    (C) Each holder of a Company Option that is outstanding immediately prior to the Effective Time, with an exercise price less than the Company Stock Price, shall have the right to receive, subject to the terms and conditions of this Agreement:

(1) a number of shares of Parent Common Stock, if any, determined by dividing (I) the Option Merger Equity Consideration by (II) the Trading Price; and

(2) an amount in cash determined by multiplying $0.15 by the number of shares of Company Common Stock underlying any applicable Company Option less the aggregate amount of any additional income or employment tax withholding required under the Code or any provision of state, local or foreign tax Law, if any, to the extent such withholding was not reflected in the computation of the Option Merger Equity Consideration; and

(3) an additional amount in cash, if any, equal to the product obtained by multiplying any fraction of a share of Parent Common Stock resulting from the calculation in Section 1.6(c)(i)(C)(1) above by the Trading Price.

    (D) Each holder of a Company Option that is outstanding immediately prior to the Effective Time, with an exercise price less than the Per Share Value, but equal to or greater than the Company Stock Price, shall have the right to receive, subject to the terms and conditions of this Agreement, an amount in cash, if any, determined by multiplying the difference between the Per Share Value and the applicable Company Option exercise price by the number of shares of Company Common Stock underlying any applicable Company Option, less any income or employment tax withholding required under the Code or any provision of state, local or foreign tax Law.

(ii) Company Restricted Stock. The Company Restricted Stock shall be fully vested as of the Effective Time. Each holder of Company Restricted Stock shall receive, subject to the terms and conditions of this Agreement:

    (A) the Merger Consideration; less

    (B) the aggregate amount of any income or employment tax withholding required under the Code or any provision of state, local or foreign tax Law, if any, with the amount of such withholding being calculated based on the Per Share Value and such withholding to be made from the Merger Consideration in shares of Parent Common Stock to be received by such holder in an amount equal to the amount obtained by dividing the amount of such withholding by the Trading Price.”

2.16 Section 1.7(b). Section 1.7(b) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(b) Parent to Provide Parent Common Stock and Cash. At or prior to the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable and the aggregate Cash Consideration payable pursuant to Section 1.6 in exchange for shares of Company Capital Stock and Company Options. In addition, Parent shall make available from time to time after the Effective Time as necessary, cash in an amount sufficient to pay any cash payable in lieu of fractional shares pursuant to Section 1.6(e) and any dividends or distributions to which holders of shares of Company Capital Stock may be entitled pursuant to Section 1.7(d). Any Parent Common Stock and cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”.”

2.17 Section 1.7(c). Section 1.7(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(c) Exchange Procedures. As promptly as practicable following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) (x) of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock (or effective affidavits of loss in lieu thereof), (y) of non-certificated shares of Company Capital Stock represented by book entry (“Book Entry Shares”) or (z) of a certificate or other written evidence of ownership of Company Options (together with (x), the “Certificates”), (i) a letter of transmittal in customary form as Parent and the Company may reasonably agree (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Shares shall pass, only upon delivery of the Certificates (or effective affidavits in lieu thereof) or Book Entry Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for certificates representing whole shares of Parent Common Stock pursuant to Section 1.6(b), the applicable Cash Consideration payable to such holder pursuant to Section 1.6(b), cash payable in respect thereof in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or other distributions payable in respect thereof pursuant to Section 1.7(d). With respect to uncertificated shares of Company Capital Stock held through “direct registration,” Parent shall implement procedures with the Exchange Agent for effecting the exchange of such directly registered uncertificated shares of Company Capital Stock, the applicable Cash Consideration payable to such holder pursuant to Section 1.6(b), and payment of cash in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or distributions to which such holder is entitled pursuant to Section 1.7(d), as promptly as practicable after the Effective Time. Upon surrender of Certificates (or effective affidavits in lieu thereof) or Book Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of Parent Common Stock (after taking into account all Certificates or Book Entry Shares surrendered by such holder of record) to which such holder is entitled pursuant to Section 1.6(b) (which, at the election of Parent, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Law), cash payment equivalent to applicable Cash Consideration to which such holder is entitled to pursuant to Section 1.6(b), cash payment in lieu of fractional shares to which such holder is entitled pursuant to Section 1.6(e) and any dividends or distributions to which such holder is entitled pursuant to Section 1.7(d), and the Certificates or Book Entry Shares so surrendered shall forthwith be canceled. The Exchange Agent shall accept such Certificates or Book Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book Entry Shares on the cash amounts payable upon the surrender of such Certificates or Book Entry Shares pursuant to this Section 1.7. Until so surrendered, from and after the Effective Time, outstanding Certificates or Book Entry Shares shall be deemed to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Capital Stock or Company Options shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(e), an amount in cash equivalent to the applicable Cash Consideration to which such holder is entitled to pursuant to Section 1.6(b), and any dividends or distributions payable pursuant to Section 1.7(d).”

2.18 Section 1.7(h). Section 1.7(h) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(h) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book Entry Shares twelve (12) months after the Effective Time shall, at the request of the Final Surviving Entity, be delivered to the Final Surviving Entity or otherwise according to the instruction of the Final Surviving Entity, and any holders of the Certificates or Book Entry Shares who have not surrendered such Certificates or Book Entry Shares in compliance with this Section 1.7 shall after such delivery to Final Surviving Entity look only to the Final Surviving Entity for delivery or payment of the Merger Consideration pursuant to Section 1.6 and any dividends or other distributions payable in respect thereof pursuant to Section 1.7(d).”

2.19 Section 1.8. Section 1.8 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“No Further Ownership Rights in Company Capital Stock. From and after the Effective Time, all shares of Company Capital Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Book Entry Shares theretofore representing any shares of Company Capital Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pursuant to Section 1.6 and any dividends or other distributions payable in respect thereof pursuant to Section 1.7(d). All shares of Parent Common Stock issued and all Cash Consideration paid, in each case upon the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6 and any dividends or other distributions paid in respect thereof pursuant to Section 1.7(d)), shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Final Surviving Entity for any reason, then such Certificates shall be canceled and exchanged as provided in this Article I.”Section 1.10. The Merger Agreement is hereby amended to include the following as Section 1.10 and any subsequent provisions shall be appropriately renumbered:

“Dissenting Shares.

(a) Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has not effectively withdrawn or lost such holder’s appraisal or similar rights for such shares under the DGCL (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 1.6 hereof, but the holder thereof shall only be entitled to such rights as are provided by the DGCL.

(b) Notwithstanding the provisions of Section 1.6(b) hereof, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under the DGCL, as applicable, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in Section 1.6 hereof, without interest thereon, upon surrender of the certificate representing such shares.

(c) The Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of the DGCL and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands.

2.21 Section 3.1. Section 3.1 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Organization. Each of Parent and Sub I is a corporation duly incorporated, validly existing and in good standing under the Laws of the state of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Sub II is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

2.22 Section 5.17. Section 5.17 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Obligations of the Sub. Parent shall cause each of Sub I and Sub II to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.”

2.23 Section 5.18. Section 5.18 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Tax Matters. None of Parent, Sub I, Sub II or the Company shall, and they shall not permit any of their respective Subsidiaries to, take any action prior to or following the Effective Time that would reasonably be expected to cause the Integrated Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent, Sub I, Sub II and the Company shall use its commercially reasonable efforts to obtain the opinions described in Section 6.1(d) (collectively, the “Tax Opinions”). Officers of Parent, Sub I, Sub II and the Company shall execute and deliver to Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Parent, and Hogan & Hartson LLP, counsel to the Company, certificates containing customary representations as described in Section 6.1(d) at such time or times as may be reasonably requested by such law firms, including the effective date of the Registration Statement (and the effective date of any post-effective amendments thereto) and the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Integrated Merger. Each of Parent, Sub I, Sub II and the Company covenants and agrees to report the Integrated Merger for U.S. federal and applicable state income tax purposes in a manner consistent with the characterization of the Integrated Merger as a tax-free reorganization under Section 368(a)(1) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.”

2.24 Section 6.1(d). Section 6.1(d) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(d) Tax Opinions. Parent shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation (or other legal counsel nationally recognized in matters relating to federal income taxation), and the Company shall have received an opinion of Hogan & Hartson LLP (or other legal counsel nationally recognized in matters relating to federal income taxation), each dated as of the Effective Time and each to the effect that the Integrated Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinions shall be conditioned upon the receipt by such counsel of customary representation letters from each of Parent, Sub I, Sub II and the Company, in each case, in form and substance reasonably satisfactory to such counsel, upon which such counsel shall be entitled to rely. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.”

Section 3. Miscellaneous.

3.01 Continuance and Survival of Other Provisions. Except as specifically amended hereby, the Merger Agreement (and all of the other covenants, agreements, representations, warranties, promises or other terms and conditions therein) shall remain in full force and effect without any change whatsoever. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Merger Agreement or any of the documents referred to therein. Except as expressly amended by this Amendment, this Amendment does not constitute a waiver of any term, condition or other provision of the Merger Agreement. For the avoidance of doubt, the phrases “as of the date hereof”, “as of the date of this Agreement” or words of similar import as used in the Merger Agreement (as amended pursuant to this Amendment) shall mean “as of August 4, 2009” (i.e., the date the Merger Agreement was executed).

3.02 Effect of Amendment. This Amendment shall form a part of the Merger Agreement for all purposes, and each party hereto and thereto shall be bound hereby. This Amendment is effective on the date hereof upon execution of the parties hereto. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby.

3.03 Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. A facsimile, telecopy or other reproduction of this Amendment may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Amendment as well as any facsimile, telecopy or other reproduction hereof. Governing Law. This Amendment shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware in connection with any matter based upon or arising out of this Amendment or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the Laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Amendment or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Parent, Sub I, Sub II, and the Company have caused this Amendment to be signed, all as of the date first written above.

GOOGLE INC.

By:	/s/ Donald Harrison
Name:	Donald Harrison
Title:	Assistant Secretary

OXIDE INC.

By:	/s/ Donald Harrison
Name:	Donald Harrison
Title:	Assistant Secretary

OXIDE LLC

By:	/s/ Donald Harrison
Name:	Donald Harrison
Title:	CEO, President and Secretary

ON2 TECHNOLOGIES, INC.

By:	/s/ Matthew Frost
Name:	Matthew Frost
Title:	Chief Executive Officer

Signature Page to Amendment No. 1 to Agreement and Plan of Merger

ANNEX S-B

Section 262 of the General Corporation Law of the State of Delaware—Appraisal Rights

§262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

SB-4